KELLWOOD COMPANY

2002 ANNUAL REPORT




03056058

BILL BURNS
SIGNATURE
SPORTSWEAR

NAUTICA
DRESS SHIRT

"Our products touch the lives of most American consumers everyday. The products we design and market, I would venture to say, are found in practically every home in America. Whether the item is a Kellwood owned brand, a store label, or a licensed brand — from underwear and socks, to sportswear and outerwear — someone somewhere is putting us on everyday. We are able to say this because we service all retail channels of distribution with brands and products tailored specifically to a channel — discount, mass, mail order, specialty or department stores. The common thread throughout all channels being value — the quality and price point that each retailer's unique shopper has come to expect. *Kellwood Everyday.* We are everywhere you look. Everywear."

HAL J. UPBIN
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

SUNDAY, 9:46 A.M.

STAN HERMAN
LOUNGEWEAR

DUG
LOUNGEWEAR

FINANCIAL HIGHLIGHTS

(Dollars in millions except per share data)	2002 [1]	2001	2000 [1]	1999 [1,2]	1998 [1,2]
Fiscal year ended	2/01/03	2/02/02	2/03/01	1/29/00	1/30/99
Net Sales	$2,204.7	$2,281.8	$2,362.2	$2,193.7	$2,117.6
Costs and expenses:					
Cost of products sold	1,748.5 [3]	1,836.8	1,881.0	1,722.6	1,663.2
Selling, general and administrative	345.7	341.7	353.0	327.9	311.4
Amortization of goodwill and intangible assets	5.8	9.4	8.3	9.1	15.4
Provision for business and facilities realignment	12.1 [3]	–	–	6.8	–
Pension income and plan termination	–	–	(13.2)	(5.5)	(4.1)
Goodwill impairment charge	–	–	–	48.9	–
Merger costs	–	–	–	5.3	1.1
Interest expense	27.9	34.8	32.6	30.7	35.3
Interest (income) and other, net	–	(1.2)	1.5	(3.2)	.3
Earnings Before Income Taxes	64.7	60.3	99.0	51.1	95.0
Net Earnings	42.0	37.7	60.8	10.0	55.2
Shares Outstanding (000):					
Basic	24,565	22,761	23,624	27,458	26,632
Diluted	24,872	22,912	23,676	27,829	27,375
Basic Earnings per Share:	$ 1.71	$ 1.66	$ 2.57	$ .36	$ 2.08
Diluted Earnings per Share:	$ 1.69	$ 1.65	$ 2.57	$ .36	$ 2.02
Cash Dividends Declared	$ .64	$ .64	$ .64	$ .64	$ .64

[1] — The impact of restructuring and business realignment, pension income and plan termination (gain), goodwill impairment charge and merger costs is as follows:

	2002	2001	2000	1999 [2]	1998 [2]
Total pretax impact	(15.0) [3]	–	13.2	(55.5)	3.0
Net earnings	(9.7)	–	8.1	(53.2)	1.8
Earnings per Share:					
Basic	$ (.40)	–	$ .34	$ (1.94)	$ .07
Diluted	$ (.39)	–	$ .34	$ (1.91)	$ .07

[2] — In August 1999 the Company changed its fiscal year-end from April 30 to the Saturday closest to January 31. This page presents certain unaudited financial information for 1999 and 1998 as if the company's year-end had been the Saturday closest to January 31 throughout this period.

[3] — In 2002 the Company made the decision to implement realignment actions. These actions impacted 2002 earnings by $15 before tax ($9.7 after tax, or $0.39 per share) including $2.9 recorded in cost of products sold and $12.1 recorded as a provision for realignment.

Common Stock Data

	2002			2001		
	STOCK PRICE		DIVIDENDS	STOCK PRICE		DIVIDENDS
	HIGH	LOW	PAID	HIGH	LOW	PAID
First Quarter	$ 28.90	$ 22.85	$ .16	$ 25.50	$ 18.82	$ .16
Second Quarter	32.50	24.90	.16	23.90	20.18	.16
Third Quarter	26.65	19.70	.16	23.59	17.30	.16
Fourth Quarter	29.07	23.45	.16	24.96	19.50	.16

Common stock of Kellwood Company is traded on the New York Stock Exchange, ticker symbol KWD. At March 17, 2003, there were approximately 3,141 shareowners of record including 2,024 shareowners in the Dividend Reinvestment Plan.

All things considered, last year was a good year for our associates and shareowners. Although sales were down as expected, our earnings were up!

Sales for 2002 were $2.2 billion, down $77 million. Our annual net earnings increased 11 percent over last year to $42.0 million, or $1.69 per share, on a diluted basis. Included in net earnings is a provision for business and facilities realignment of $9.7 million after tax, or $0.39 per share. Excluding these costs, in spite of lower sales, net earnings for the year increased $14.0 million, or 37 percent to $51.7 million, or $2.08 per diluted share.

Going forward, we believe we're positioned for an even better 2003. A large part of this positioning is our fashion, value, and multi-channel, multi-brand strategy. This is what we mean by 'Kellwood Everyday.' Because we sell every channel of distribution, offer such product diversity, and provide this fashion/value equation pegged to each price level — everyday, someone somewhere is putting us on. We are everywhere you look. Everywear.



HAL J. UPBIN
Chairman, President & Chief Executive Officer

With all this Company optimism, I would be remiss and insensitive not to comment on how the current geopolitical upheaval has changed our American way of life — from both an individual and business perspective — forever. We want our associates, customers and shareowners to know we support our troops in the Middle East and on whatever soil they may be called upon to defend our Country.

Terrorism and a precarious wartime environment, obviously, impact our lives and those of our loved ones. But as individuals, and collectively as companies, we must go on. Homeland security is now top of mind for all us on a day-to-day basis. We cannot stop living and striving to make the world a better place, or trying to build a more successful life through commerce.

With this said, as a Company we will prevail in providing

> an outstanding and desirable place for our associates to work,

> our shareowners with an opportunity to earn a respectable return on their investment, and

> value priced, quality products to satisfy the needs of our retail customers and consumers.

Since we chatted last year, the business climate has gotten worse, global politics are abysmal as I stated earlier, and business as a whole is trying to soothe its black eye, delivered by the fallout from corporate skullduggery. More than ever today there are 'unknowns,' uncontrollable factors, such as terrorism and war, that undoubtedly would affect the execution of our best plans. Barring any domestic or global calamities beyond our control, we believe our outlook for success is strong.

With the operational and marketing initiatives we have in place, we are poised to grow both sales and earnings in 2003.

Under the operations umbrella, several actions were taken.

Last year we established our own Far Eastern sourcing infrastructure called Kellwood Trading Limited (KTL) based in Hong Kong. Our trading company performs the services previously handled by agents. Branch offices are located in Sri Lanka and Singapore along with representation in Mauritius, Thailand, Malaysia, Vietnam, Cambodia and India.

In 2002 KTL sourced over $90 million in product at cost. The plan for 2003 calls for sourcing over $200 million. As we approach this level, Kellwood will generate meaningful savings and improved gross margins by eliminating fees formerly paid to agents.

As previously reported, the Company took a $9.7 million after tax facilities and realignment charge last year. We did this to consolidate a number of small to midsize distribution centers into our larger regional operations. The charge also provided for the closing of several cutting and sewing facilities in the Western Hemisphere. Our Far Eastern network will pick up the production and the attendant savings.

Also, last year production planning, scheduling and inventory control initiatives were implemented. This resulted in lead-time reduction of 30 to 60 days depending on the division. Coincidently, retailers have finally come to realize consumers only want to "buy now what they can wear now." This is true progress! Now there is less inventory in the entire distribution chain which means fewer markdowns.

Lastly we have eliminated low margin private label programs and under performing low margin labels. Our focus in 2003 continues to be on gross margin improvement, even at the sacrifice of some volume. This leads us to our new business ventures!

NEW BUSINESS VENTURES

Strategic alliances, acquisitions, and marketing initiatives continue to be three tactics Kellwood uses to grow its topline. In May 2002, Kellwood signed a multi-year major agreement to furnish Casual Male Stores with product offerings. The following month, we acquired Gerber Childrenswear Inc. — introducing us to the toddler and infants' market, and men's socks. In addition, just after our February 1 closing of the fiscal year, we acquired Briggs New York Corp., the leading manufacturer of pants and skirts for the moderate market. These three transactions will have a significant impact on our future growth and profitability.

In each of our business segments as well, Women's Sportswear, Men's Sportswear, and Other Soft Goods, we have a myriad of new business and marketing initiatives in place and planned. These will be addressed in the segment reviews following my letter.

CORPORATE GOVERNANCE

Since the Company's inception over 40 years ago, Kellwood has consistently conducted itself in an honorable and straightforward manner. Unfortunately, the actions of a minority of corporations, yet too many, have sullied the good names and reputations of great American companies. I want to assure our associates, investors, and business partners that high moral and ethical standards have always been the foundation of our business.

We formally established a corporate governance committee of the Kellwood Board of Directors two years ago, well before the current SEC mandated actions on this subject. This committee adopted formal corporate governance guidelines, and reaffirmed the Company's Code of Ethics.

Each of the Audit, Compensation and Corporate Governance Committees is comprised of only independent directors, and formal charters have been adopted for each committee.

We have just added our seventh independent director on Kellwood's nine member Board. Larry R. Katzen, a seasoned executive in the accounting field with over 30 years of experience, was elected to the Kellwood Board in March 2003.

He most recently held the post of Managing Partner for Arthur Andersen's Great Plains Region in St. Louis, Missouri. He retired from Arthur Andersen in 2002. We are pleased to have Larry join our Board. His knowledge of the retail industry, international experience and strong financial background is a powerful complement to our existing Board.

Larry will stand for re-election at the Annual Shareowners Meeting on May 29, 2003, after filling the unexpired term of deceased director, Edward S. Bottum.

We are saddened to report Ed Bottum's untimely death in May 2002. Mr. Bottum had served as a Kellwood Director since 1981. He was chairman of the Audit Committee since 1981, and a member of the Finance Committee from 1981 to 2000. He also served on the Corporate Governance and Executive Committees since 2000. We will miss his contributions to the Board.

As long as we are discussing corporate governance and ethics, it is appropriate to mention the loss this past December of Fred W. Wenzel, Kellwood Chairman Emeritus and one of the Company's founders. Kellwood's foundation was

> "With new leadership in place in most business units across all three segments, a lighter operational load, and a focus on being a lean, streamlined marketing organization, it is my intent to announce even greater results for fiscal year 2003."

built with his integrity, character, and business principles. His legacy and spirit are at the heart of what Kellwood is today.

MANAGEMENT UPDATES

In recognition of their contributions to Kellwood, Stephen L. Ruzow and Donna B. Weaver were elected corporate vice presidents at the March Board Meeting. Steve joined Kellwood as president of Kellwood Womenswear in 2001. His background in strategic marketing, licensing and brand building initiatives have had a strong influence on the success we have achieved in the Women's Sportswear segment this past year.

Donna was named vice president corporate communications in 2002. Her responsibilities include the direction and management of corporate and marketing communications, media relations, advertising and web strategies. She began her career at Kellwood in 1980.

OUTLOOK

Proud — we are — of the Company today. With new leadership in place in most business units across all three segments, a lighter operational load, and a focus on being a lean, streamlined marketing organization, it is my intent to announce even greater results for fiscal year 2003. However, this year's results, now more than any other time in Kellwood's history, may be determined by circumstances far beyond the control of the capable team we have assembled across every business unit. We want our associates, shareowners and customers to know we will do everything in our power to make 2003 a great year for all of us.



Hal J. Upbin
Chairman, President, and
Chief Executive Officer
April 10, 2003

MONDAY, 6:45 A.M.



SAG HARBOR
SPORTSWEAR

Capturing the imagination and dressing the female gender — women, teens, and girls — with the styles they want everyday is our goal. Women's Sportswear represents 60 percent of Kellwood's total volume.

Although our sales of $1.3 billion for this portfolio were down $198 million from the previous year, we are positioned for growth in 2003 through our exciting, new branding initiatives. To stay ahead of the curve in women's sportswear and continue to expand this sector, we have added numerous new brands and product lines through acquisitions, brand extensions, and licensing. A few of our new business opportunities are highlighted below.

Capitalizing on one of the most recognizable brands in sportswear, Kellwood signed an agreement in November 2002 with Phillips-Van Heusen to develop an IZOD® women's sportswear collection for the department store channel. The collection for misses, petites, and full sizes will be in stores for spring 2004.

In February 2003, Kellwood announced several new business ventures, the first being the acquisition of Briggs New York Corp., the leading marketer of women's pants and skirts for the popularly priced category. Kellwood now owns three of the top four brands — Sag Harbor,® Koret® and Briggs™ — for the mid tier market, which is the largest and fastest growing segment of the apparel industry.

With sales in excess of $200 million for 2002, Briggs is an excellent fit for Kellwood, filling two strategic voids in our Women's Sportswear portfolio of companies. Briggs is an item driven business and has a highly developed replenishment program with retailers.

WOMEN'S SPORTSWEAR

Sixty percent of the Company's revenues are derived from Women's Sportswear. The volume leader in the moderately priced women's arena, this sector also provides better-to-bridge collections for certain niche markets.

(Business segment as a percent of total Company revenues)

Also during February, in partnership with Emme, an entrepreneur and leading full-figured fashion model, Kellwood introduced the True Beauty™ by Emme® apparel collection. True Beauty by Emme will be sold exclusively at JCPenney for the first year. This marks our second on-going apparel venture with Emme that targets the important full size market, which represents 60 percent of American women who are a size 14 and above. The first venture, The EMME® Collection, a better sportswear line, debuted in leading department stores in April 2000.

With the Latin community representing the largest and fastest growing group in America, Kellwood introduced the Lucy Pereda™ collection in February. Latin consumers number nearly 37 million, spending approximately $6.5 billion annually on apparel. Lucy Pereda, one of the most well known television personalities in the Latin media, has a long-standing dialogue with the community. Her collection launches in Sears, Roebuck and Co. for fall and holiday 2003, and expands to other retailers in spring 2004.

Realizing the pent up demand for affordable modern, updated sportswear with a forgiving fit, Kellwood developed and introduced the DLG™ collection in February. This fashion forward, misses line will be available in department stores for fall 2003.

In the dress arena, we continue to expand our already dominant position in the marketplace. Last year in June, we introduced Sangria,™ 'a dress of another color.' The value priced, contemporary dress line with a misses fit, that distinguishes itself from other dress collections by telling a distinctive color story with each new release, has been well received by the department store channel.

During March 2003, we announced two more dress ventures. The value designed day-to-eveningwear collection called nine2nine,® consisting of day-to-evening dresses and social separates in rich textured fabrics, will be in department stores in August 2003.

Our Halmode division in March secured the license for Liz Claiborne® dresses and suits. Categories include special occasion, bridal, mother of the bride, and dresses with coordinating jackets under the Liz Claiborne,® Liz Claiborne® Woman and Liz Claiborne® Petites labels. Our expertise in design and sourcing, coupled with the stellar Liz Claiborne® brand, will provide the consumer with an outstanding selection for better dresses and suits.

Although our Women's Sportswear is dominated by brands focused on the moderate-to-better marketplace, we do have a compelling mix of distinctive brands that target the consumer who shops for collections at higher end bridge price points.

In March David Meister™ introduced a sportswear collection bearing his name after successfully launching eveningwear in 1999, followed by daytime dresses. David Meister™ sportswear will appear in top tier department and specialty stores for fall 2003.

TUESDAY, 6:30 P.M.


MY MICHELLE
DRESS
MY MICHELLE
SPORTSWEAR


WEDNESDAY, 7:05 P.M.
CLAIBORNE
DRESS SHIRT

MEN'S SPORTSWEAR

Utilizing strategic alliances, licensing, and acquisitions, Men's Sportswear continues to look for new branding opportunities and ways to generate interest within a consumer group who traditionally does not like to shop.

Men's Sportswear, which represents 19 percent of total Company sales, grew its topline 24 percent to $430 million for 2002. This segment includes our Kellwood Menswear division and our Smart Shirts subsidiary, based in Hong Kong.

In May 2002, Kellwood signed a seven-year agreement to supply Casual Male Stores. Total shipments over the duration of the agreement in the aggregate are expected to be $400 million. The Company will produce sportswear, activewear and men's furnishings for the nationwide chain of Casual Male Stores, which sells exclusively to the big and tall category. This sector represents a growing portion of the overall men's market.

In other marketing initiatives, our shirt business continues to expand with the addition of new licensing programs for Claiborne® and Dockers® dress shirts. Complementing our ongoing shirt business with Lands' End, we have added a healthy pants and jeans program to the mix. Men's Sportswear also produces a significant portion of the Canyon River Blues® jeans for Sears.

With the acquisition of Auburn Hosiery, a division of Gerber Childrenswear Inc., Men's Sportswear entered the men's hosiery business. Auburn manufactures and markets athletic socks under Wilson®, Coca-Cola® and Converse® licensed brand names. The Wilson® power brand is manufactured for the U.S. and European markets, as is Converse®.

We also have redesigned our Slates® top business to more appropriately reflect the modern look men want today.

MEN'S SPORTSWEAR

Primarily a developer of private label programs for leading retailers, Men's Sportswear plans to expand its 19 percent share of Kellwood sales through brand building and licensing opportunities.

(Business segment as a percent of total Company revenues)

THURSDAY, 9:12 A.M.


GERBER
SLEEPWEAR

GERBER
BEDDING

Comprised of Gerber Children's Apparel, Intimate Apparel, and Recreation Products, our Other Soft Goods segment represents 21 percent of total Company revenues.

Sales increased 9 percent to $458 million, primarily as the result of Kellwood's acquisition of Gerber Children's Apparel, which provided $80 million of revenue. Sales of Intimate Apparel were down $19 million, or 9 percent, and sales of Recreation Products were down $22 million, or 11 percent, from last year.

During the year a number of decisions were made that resulted in reduced sales for Intimate Apparel and Recreation Products, but will position the two units for earnings growth in 2003. A small tricot mill, which was part of the Intimate Apparel division, was sold. In Recreation Products, Kelty® apparel was discontinued.

GERBER CHILDREN'S APPAREL

Introducing the Company to the childrenswear market, Gerber Children's Apparel became part of the Kellwood family last June. Through this acquisition, Kellwood plans to expand the childrenswear business by entering into new channels of distribution and launching new product lines.

Gerber Apparel produces infant and toddler clothing under the Gerber®, Baby Looney Tunes,™ Little Suzy's Zoo®, and Curity® licensed brand names. Offerings include sleepwear, underwear, bedding and bath products, which are sold through mass market channels of distribution.

OTHER SOFT GOODS
Comprised of Gerber Children's Apparel, Intimate Apparel, and Recreation Products, our Other Soft Goods segment represents 21 percent of total Company revenues.

(Business segment as a percent of total Company revenues)


FRIDAY, 5:52 A.M.

OSCAR DE LA RENTA
PINK LABEL
BRA AND PANTY

INTIMATE APPAREL

Predominantly a private label marketer, Kellwood Intimate Apparel is pursuing branded growth initiatives through licensing and brand extensions.

After the initial launch last year with Federated Department Stores, Intimate Apparel will be expanding the Oscar de la Renta Pink Label® bra and panty line to other fine department stores.

Partnering with other Kellwood companies, Intimate Apparel will develop an intimates and sleepwear line under the successful Sag Harbor® name.

Additionally, the division is also producing a full size women's collection of intimates and sleepwear under the True Beauty™ by EMME® program for JCPenney.

Capitalizing on the current 'At Home' wear trend, the Stan Herman® brand is expanding beyond its loungewear/robe collection to encompass fleece tops and bottoms, and knitwear designs for the comfy, nesting attire boomer women want.

As the division develops new branded product initiatives, it will continue to target and create major private label programs in all channels of distribution.


SATURDAY, 3:26 P.M.
GERBER PLAYWEAR
KELTY KIDS SUMMIT CHILD CARRIER
JAX SPORTSWEAR
SLATES SPORTSWEAR
KELTY STINGER BACKPACK

RECREATION PRODUCTS

During 2002, Recreation Products expanded its Everest Elite® brand to sporting good chains and wholesale clubs in addition to licensing and creating a line of camping products under the Wenger® Swiss Army brand for multiple channels of distribution.

The division continues to leverage the brand equity of its dominant core brands, Kelty®, Slumberjack®, Wenzel® and the licensed mark Eddie Bauer® by introducing new products under their respective brand names within the appropriate retail channel.

In an ongoing effort to grow its division, Recreation Products has developed new and complementary businesses to extend its existing product line such as child carriers, jogging strollers, air beds and camping accessories.

KELLWOOD EVERYDAY

The product lifecycle for apparel and soft goods brands is approximately 20 years, or the span of a generation. For this reason, it is important to continually update our stable of brands and products as changing demographics and consumer taste levels shift, and to capitalize on significant voids in the marketplace by introducing new businesses.

At Kellwood, across all three of our business segments, we constantly fine tune the assortments to make sure we have what the customer wants and that it's a profitable business, for our associates and shareowners, too.

Kellwood everyday. We are everywhere you look. Everywear.

REPORT OF MANAGEMENT

The management of Kellwood Company is responsible for the fair presentation of the financial statements and other financial information included in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States applied on a consistent basis and, as such, include amounts based on management's best estimates and judgments.

The accounting systems and internal accounting controls of Kellwood are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets and that, in all material respects, assets are safeguarded against loss from unauthorized use or disposition. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis, and internal auditors systematically review the adequacy and effectiveness of the controls. PricewaterhouseCoopers LLP also studies and evaluates internal controls for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements. It is management's opinion that the Company has an effective system of internal accounting controls.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, the internal auditors and PricewaterhouseCoopers LLP to discuss audit and financial reporting matters. Both the internal auditors and PricewaterhouseCoopers LLP have direct access to the Audit Committee.



Hal J. Upbin
Chairman, President and Chief Executive Officer



W. Lee Capps, III
Senior Vice President Finance and
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowners and Board of Directors of Kellwood Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at February 1, 2003 and February 2, 2002, and the results of their operations and their cash flows for the years ended February 1, 2003, February 2, 2002 and February 3, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Kellwood's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on February 3, 2002 the Company changed its method of accounting for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*



PricewaterhouseCoopers LLP
St. Louis, Missouri
March 6, 2003

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS
(Dollars in thousands except per share data)

	2002	2001	2000
Net Sales	$2,204,709	$2,281,763	$2,362,174
Costs and expenses:			
Cost of products sold	1,748,434	1,836,753	1,881,033
Selling, general and administrative expenses	345,739	341,672	352,968
Amortization of goodwill and intangible assets	5,839	9,383	8,279
Provision for business and facilities realignment	12,086	–	–
Pension income and plan termination	–	–	(13,224)
Interest expense	27,892	34,823	32,622
Interest (income) and other, net	9	(1,198)	1,533
Earnings Before Income Taxes	64,710	60,330	98,963
Income taxes	22,700	22,600	38,200
Net Earnings	$ 42,010	$ 37,730	$ 60,763
Weighted average shares outstanding (000):			
Basic	24,565	22,761	23,624
Diluted	24,872	22,912	23,676
Earnings Per Share:			
Basic	$ 1.71	$ 1.66	$ 2.57
Diluted	$ 1.69	$ 1.65	$ 2.57

See notes to consolidated financial statements.

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands except per share data)

AS OF	FEBRUARY 1, 2003	FEBRUARY 2, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 211,862	$ 69,239
Receivables, net	326,025	318,931
Inventories	362,742	363,486
Prepaid taxes and expenses	41,502	31,325
Total current assets	942,131	782,981
Property, Plant and Equipment:		
Land	1,970	2,035
Buildings and improvements	105,776	106,538
Machinery and equipment	127,820	129,954
Capitalized software	44,025	38,629
Total property, plant and equipment	279,591	277,156
Less accumulated depreciation and amortization	(173,678)	(168,218)
Property, Plant and Equipment, net	105,913	108,938
Intangible assets, net	58,512	40,469
Goodwill	102,224	76,077
Other assets	45,799	35,959
Total assets	$1,254,579	$1,044,424
Liabilities and Shareowners' Equity		
Current liabilities:		
Current portion of long-term debt	$ 26,996	$ 18,811
Notes payable	636	7,612
Accounts payable	187,003	137,908
Accrued salaries and employee benefits	55,547	35,370
Other accrued expenses	82,502	43,452
Total current liabilities	352,684	243,153
Long-term debt	278,515	307,869
Deferred income taxes and other	64,261	36,703
Shareowners' equity:		
Common stock, par value $.01 per share, 50,000 shares authorized, 25,574 shares issued and outstanding (22,908 at February 2, 2002)	214,826	173,010
Retained earnings	456,226	429,767
Accumulated other comprehensive income	(11,090)	(11,878)
Less treasury stock, at cost	(100,843)	(134,200)
Total shareowners' equity	559,119	456,699
Total liabilities and shareowners' equity	$1,254,579	$1,044,424

See notes to consolidated financial statements.

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)

	2002	2001	2000
Operating Activities			
Net earnings	$ 42,010	$ 37,730	$ 60,763
Add (deduct) items not affecting operating cash flows:			
Depreciation and amortization	32,008	32,419	27,297
Pension income and termination gain	–	–	(13,224)
Non-cash and accrued realignment costs	5,201	–	–
401(k) contribution previously funded	5,173	3,675	–
Deferred income taxes and other	6,716	3,639	1,287
Changes in working capital components:			
Receivables, net	17,205	50,323	(10,694)
Inventories	51,167	140,691	(72,560)
Prepaid taxes and expenses	(3,082)	2,452	19,890
Accounts payable and accrued expenses	64,114	(11,909)	(25,509)
Net cash provided by/(used for) operating activities	220,512	259,020	(12,750)
Investing Activities			
Additions to property, plant and equipment	(14,510)	(19,133)	(27,694)
Termination of defined benefit pension plan, net of taxes	–	41,101	–
Acquisitions, net of cash acquired	(18,150)	(3,802)	(112,610)
Proceeds from dispositions of fixed assets	5,238	990	2,042
Other investment activity	(11,000)	–	–
Net cash (used for)/provided by investing activities	(38,422)	19,156	(138,262)
Financing Activities			
Net proceeds from/(reduction of) notes payable	(6,976)	(110,090)	193,778
Reduction of long-term debt	(22,968)	(98,463)	(12,487)
Stock transactions under incentive plans	6,028	3,749	1,551
Purchase of treasury stock	–	–	(60,738)
Dividends paid	(15,551)	(14,570)	(15,156)
Net cash provided by/(used for) financing activities	(39,467)	(219,374)	106,948
Net increase/(decrease) in cash and cash equivalents	142,623	58,802	(44,064)
Cash and cash equivalents — beginning of year	69,239	10,437	54,501
Cash and cash equivalents — end of year	$211,862	$ 69,239	$ 10,437
Significant non-cash investing and financing activities: Issuance of stock for the acquisition of Gerber Childrenswear, Inc.	$ 68,185	–	–
Supplemental cash flow information:			
Interest paid	$ 26,411	$ 35,742	$ 32,186
Income taxes paid	13,597	47,186	13,513

See notes to consolidated financial statements.

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

(Dollars in thousands except per share data)

	COMMON SHARES OUTSTANDING	COMMON STOCK AMOUNT	TREASURY STOCK AMOUNT	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL SHARE-OWNERS' EQUITY
Balance, January 29, 2000	26,173,218	$166,312	$ (72,064)	$361,000	$(9,378)	$445,870
Net earnings				60,763		60,763
Foreign currency translation adjustment					(1,194)	(1,194)
Total comprehensive income						59,569
Cash dividends declared, $.64 per share				(15,156)		(15,156)
Shares issued under stock plans	141,639	1,859	283			2,142
Treasury stock acquired in conjunction with incentive plans	(31,549)		(591)			(591)
Purchase of treasury stock	(3,592,732)		(60,738)			(60,738)
Balance, February 3, 2001	22,690,576	$168,171	$(133,110)	$406,607	$(10,572)	$431,096
Net earnings				37,730		37,730
Unrecognized (loss) on derivatives					(40)	(40)
Foreign currency translation adjustment					(1,266)	(1,266)
Total comprehensive income						36,424
Cash dividends declared, $.64 per share				(14,570)		(14,570)
Shares issued under stock plans	257,836	4,839	204			5,043
Treasury stock acquired in conjunction with incentive plans	(40,078)		(1,294)			(1,294)
Balance, February 2, 2002	22,908,334	$173,010	$(134,200)	$429,767	$(11,878)	$456,699
Net earnings				42,010		42,010
Unrecognized (loss) on derivatives					(65)	(65)
Foreign currency translation adjustment					1,372	1,372
Minimum pension liability adjustment, net of income tax benefits of $318					(519)	(519)
Total comprehensive income						42,798
Cash dividends declared, $.64 per share				(15,551)		(15,551)
Shares issued in connection with the acquisition of Gerber Childrenswear, Inc.	2,343,924	32,836	35,349			68,185
Shares issued under stock plans	388,051	8,980				8,980
Treasury stock acquired in conjunction with incentive plans	(66,651)		(1,992)			(1,992)
Balance, February 1, 2003	25,573,658	$214,826	$(100,843)	$456,226	$(11,090)	$559,119

Accumulated other comprehensive income at February 1, 2003 includes:	
Unrecognized (loss) on derivatives	$ (105)
Foreign currency translation adjustment	(10,466)
Minimum pension liability adjustment, net of income tax benefits of $318	(519)
Total accumulated other comprehensive income	$ (11,090)

See notes to consolidated financial statements.

(Dollars in thousands except per share data)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

Kellwood Company and its subsidiaries (the Company) are marketers of women's and men's sportswear, intimate apparel, and infant apparel as well as recreational camping products. The Company markets branded as well as private label products, and markets to all channels of distribution with product often specific to the particular channel. Kellwood markets products under many brands, some of which are owned by the Company, and others are used by the Company under licensing agreements. Approximately 80% of the Company's products are sourced from contract manufacturers located in low wage areas of the world, primarily in Asia. Products are manufactured to meet the Company's product specifications and labor standards. In addition, the Company manufactures certain products in its own plants located in Asia, Mexico, Central America and Ireland.

B. Basis of Presentation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Substantially all foreign subsidiaries are consolidated based upon a fiscal year ending December 31 due to the timing of receipt of financial information. All significant intercompany accounts and transactions have been eliminated.

C. Fiscal Year

The Company's fiscal year ends on the Saturday nearest January 31. References to the Company's fiscal years represent the following:

FISCAL YEAR	REPRESENTS
2002	the 52 weeks ended February 1, 2003
2001	the 52 weeks ended February 2, 2002
2000	the 53 weeks ended February 3, 2001

D. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

E. Revenue Recognition

Sales are recognized when goods are shipped in accordance with customer orders. The estimated amounts of sales discounts, returns and allowances are accounted for as reductions of sales when the associated sale occurs. These estimated amounts are adjusted periodically based on changes in facts and circumstances when the changes become known to the Company. Accrued discounts and allowances were $62,242 at February 2, 2003, and $46,323 at February 1, 2002, and are included as an offset to accounts receivable in the balance sheet.

F. Cash and Cash Equivalents

All highly liquid short-term time deposits with original maturities of three months or less maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and time deposits was not significant for 2002, 2001, or 2000.

G. Accounts Receivable and Concentration of Credit Risk

The Company maintains an allowance for accounts receivable estimated to be uncollectible. The activity in this allowance is summarized as follows:

	2002	2001	2000
Balance, beginning of year	$ 8,729	$10,025	$12,142
Provision for bad debts	3,287	2,992	1,506
Bad debts written off	(4,739)	(4,288)	(3,623)
Balance, end of year	$ 7,277	$ 8,729	$10,025

The provision for bad debts is included in selling, general and administrative expense.

Substantially all of the Company's trade receivables are derived from sales to retailers. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary.

H. Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis. The cost of inventory includes manufacturing or purchase cost as well as sourcing, pre-production, transportation, duty and other processing costs associated with acquiring, importing and preparing inventory for sale. Product development costs are expensed when incurred. Inventory

(Dollars in thousands except per share data)

values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost.

In the first quarter of 2001 the Company changed its method of determining cost for certain domestic inventories (representing approximately 29% of inventories) from last-in, first-out (LIFO) to FIFO. This resulted in other income of $3,419 (pretax) which was not considered material to require restatement of prior years' income statements.

Inventories consist of the following:

	2002	2001
Finished goods	$278,060	$273,037
Work in process	43,321	41,783
Raw materials	41,361	48,666
Total	$362,742	$363,486
Net of obsolescence reserves of	$ 34,120	$ 25,110

I. Property, Plant and Equipment

Property, plant and equipment are stated at cost. Certain domestic facilities are leased under long-term capital leases which have been capitalized at the beginning of the lease term at the present value of the minimum lease payments.

Depreciation is computed generally on the declining balance method over estimated useful lives of 15 to 40 years for buildings and of 3 to 10 years for machinery and equipment. Leasehold improvements are amortized principally on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term. Capitalized software is amortized on the straight-line basis over the estimated economic useful life of the software, generally two to seven years. Depreciation expense was $26,169, $23,036, and $19,018 for 2002, 2001 and 2000, respectively. This includes computer software amortization of $5,976, $4,626 and $948 for 2002, 2001 and 2000, respectively.

J. Goodwill and Other Intangible Assets

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired. Goodwill was amortized through 2001 over periods of 10 to 20 years. Beginning in 2002, with the adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, goodwill and other indefinite-lived intangible assets were no longer amortized, but will be reviewed for impairment at least annually. The initial impairment evaluation was completed in the first quarter of 2002, and no impairment was indicated. The annual impairment testing was performed in the fourth quarter of 2002, and no impairment was indicated. This evaluation utilized discounted cash flow analysis and multiple analyses of the historical and forecasted operating results of the Company's reporting units. See Note 4 for more information on FAS 142 and accounting for goodwill.

Identifiable intangible assets are valued and assigned lives based on independent appraisals. Identifiable intangible assets include trademarks, customer base, and license agreements, which are being amortized over their useful lives ranging from 1 to 20 years.

K. Impairment of Assets

The Company reviews long-lived assets, goodwill and other intangibles regularly to determine whether facts and circumstances exist which indicate that the asset useful life is shorter than previously estimated or the carrying amount may not be recoverable from future operations based on discounted expected future cash flows. Impairment losses are recognized in operating results when discounted expected future cash flows are less than the carrying value of the asset.

L. Advertising

The Company provides cooperative advertising allowances to certain of its customers. These allowances are accounted for as reductions in sales as discussed in "Revenue Recognition" above. Company-directed advertising is expensed as incurred and was less than $10,000 in each of the years 2002, 2001, and 2000.

M. Income Taxes

Income taxes are based upon income for financial reporting purposes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 109.

(Dollars in thousands except per share data)

N. Foreign Currency Translation

The local currency is the functional currency for all foreign operations. The financial statements of these operations are translated into United States dollars using period-end rates of exchange for assets and liabilities and average rates of exchange for income and expenses. Adjustments resulting from translation are accumulated in the Accumulated Other Comprehensive Income component of Shareowners' Equity. Gains or losses from foreign currency transactions are included in income in the period in which they occur. The net foreign currency gains and losses recognized in 2002, 2001, and 2000 were not significant.

O. Stock-Based Compensation

The Company has two stock-based employee compensation plans which are described more fully in Note 9. These plans are accounted for under the recognition and measurement principles of APB 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation cost is reflected in the Consolidated Statement of Earnings, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123, *Accounting for Stock-Based Compensation*.

	2002	2001	2000
Net earnings as reported	$42,010	$37,730	$60,763
Stock-based employee compensation expense determined under fair value-based method for all stock option awards, net of tax effect	(2,654)	(2,155)	(1,887)
Pro forma net earnings	$39,356	$35,575	$58,876
Earnings per share:			
Basic, as reported	$ 1.71	$ 1.66	$ 2.57
Basic, pro forma	$ 1.60	$ 1.57	$ 2.49
Diluted, as reported	$ 1.69	$ 1.65	$ 2.57
Diluted, pro forma	$ 1.58	$ 1.56	$ 2.49

Further discussion of the methodology and key assumptions used in developing the option fair values, as well as other information regarding the option plans, is included in Note 9.

P. Fair Value Disclosure for Financial Instruments

The Company's financial instruments consist of cash equivalents, accounts receivable, notes payable, and long-term debt. For cash equivalents and notes payable the carrying amount approximates fair value. Based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, the Company believes the major components of its long-term debt have a market value of approximately $334,000 which compares to their book value of $305,511 as of February 1, 2003 (market value of $341,000 compared to book value of $326,000 as of February 2, 2002).

Q. Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

R. New Accounting Standards

FAS 143 In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*. This statement will be adopted by the Company in 2003. The Company expects that this standard will not have a material impact on consolidated financial position, results of operations or cash flows.

FAS 144 In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Impairment or Disposal of Long-Lived Assets* which was effective for fiscal years beginning after December 15, 2001. The Company's long-lived assets are not currently impaired, therefore this standard did not impact the Company's consolidated financial position, results of operations or cash flows.

FAS 146 In June 2002 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. FAS 146 provides direction for accounting and disclosure regarding specific costs related to an exit or disposal activity. These include, but are not limited to, costs to terminate a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees that are involuntarily

(Dollars in thousands except per share data)

terminated under the terms of a one-time benefit arrangement. The Company is required to adopt SFAS 146 for any disposal activities initiated after December 31, 2002. The effect of adoption of FAS 146 is dependent on the timing of any future restructuring activities; however it is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

FAS 148 In December 2002 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosures*. The disclosure provisions of this statement have been adopted and are presented in the Stock-Based Compensation section above. The transition provisions of this statement relate to the method of adopting the fair value recognition provisions of FAS 123, *Accounting for Stock-Based Compensation*. The Company is considering adopting these fair value provisions in the future. Based on the current computation methodology (Black-Scholes model not adjusted for non-marketability) and the currently applicable underlying facts and assumptions (as outlined in Note 9), the impact of applying the Prospective Method of accounting for stock options as outlined in FAS 148 would be approximately $.02 per share in 2003 increasing to $.10 per share by 2007.

NOTE 2. BUSINESS COMBINATIONS

On June 25, 2002 the Company completed the acquisition of Gerber Childrenswear, Inc. (Gerber). The Company believes that Gerber provides Kellwood with a platform for growth into the $25 billion children's apparel market. Gerber produces infant and toddler apparel under the Gerber®, Baby Looney Tunes™, Little Suzy's Zoo®, and Curity® licensed brand names, as well as under its own Onesies® label. Offerings include sleepwear, underwear, bedding and bath products, which are sold through mass-market channels of distribution. Gerber's Auburn Hosiery subsidiary, based in Auburn, KY, produces athletic socks for men, women, and children under the Wilson®, Coca-Cola® and Converse® licensed brand names. The Wilson brand is manufactured for the U.S. and European markets, as is Converse®.

The purchase price for Gerber was approximately $18,150 in cash, net of cash acquired of $50,890, and 2.3 million shares of Kellwood common stock valued at $68,185. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of finalizing third-party valuations of certain of Gerber's tangible and intangible assets; thus, the allocation of the purchase price is subject to refinement.

Cash	$ 50,890
Other current assets	78,488
Property, plant & equipment	13,006
Other non-current assets	5,991
Intangible assets	26,220
Goodwill	23,673
Total assets acquired	198,268
Current liabilities	38,151
Noncurrent liabilities	24,122
Total liabilities assumed	62,273
Net assets acquired	$135,995

Estimated identifiable intangible assets related to the acquisition of Gerber of $26,220 have been classified as Customer Base ($4,900), Trademarks ($8,500), and License Agreements ($12,820), with expected lives of 20 years, 15 years, and 13½ years, respectively, based on an independent appraisal.

The Gerber acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of Gerber are included in the consolidated financial statements from the acquisition date. The Company's unaudited consolidated results of operations on a pro forma basis for 2002 and 2001, respectively, assuming this acquisition had occurred at the beginning of 2001 are: net sales of $2,281,799 and $2,491,248, net income of $45,505 and $49,077 and diluted earnings per share of $1.76 and $1.94. These pro forma results are not necessarily indicative of the operating results that would have occurred had this acquisition been consummated at the beginning of the year or of future operating results. Gerber's hosiery business has been incorporated into the Men's Sportswear Segment, and the children's apparel business has been incorporated into the Other Soft Goods Segment.

(Dollars in thousands except per share data)

During 2000 the Company completed four acquisitions: Dorby Frocks, Ltd., Romance du Jour, Academy Broadway, and Group B Clothing Company (Democracy). The total purchase price included cash payments of $112,600 and the assumption of certain liabilities totaling $23,600. These acquisitions included goodwill and other intangible assets of $61,000. These transactions were accounted for under the purchase method of accounting. Accordingly, the results of the acquired companies are included in the consolidated financial statements from their respective acquisition dates. The Company's unaudited consolidated results of operations on a pro forma basis assuming these acquisitions had occurred at the beginning of fiscal 2000 are: net sales of $2,494,686, net income of $65,000, and diluted earnings per share of $2.73. These pro forma results are not necessarily indicative of the operating results that would have occurred had these acquisitions been consummated at the beginning of the year or of future operating results.

Subsequent event. On February 4, 2003 the Company completed the acquisition of substantially all of the assets of Briggs New York Corp. (Briggs). Briggs is a leading provider of women's pants and skirts for the moderate market to department stores and national chains.

The purchase price for Briggs was approximately $128,000 in cash and .5 million shares of Kellwood common stock valued at approximately $12,000. The Company is in the process of determining the fair value of the acquired net assets as well as obtaining third-party valuations of certain of Briggs tangible and intangible assets which will impact the valuation of the acquired assets, including the recorded amount of intangibles and goodwill. The Company estimates the acquired net tangible assets to be approximately $20,000, consisting primarily of receivables and inventory, net of accounts payable. The remainder of the purchase price, approximately $120,000, will be intangible assets and goodwill. Additional cash purchase consideration may be due if Briggs achieves certain specified financial performance targets over the next four years; such consideration, if earned, would be accounted for as additional goodwill.

This acquisition will be accounted for under the purchase method of accounting. Accordingly, the results of Briggs will be included in the consolidated financial statements from the acquisition date. Briggs will be part of the Women's Sportswear Segment.

NOTE 3. FACILITIES REALIGNMENT COSTS

In 2002 the Company made the decision to implement realignment actions, including the closing of certain domestic warehousing and Latin American production facilities and the discontinuance of a licensing agreement. The realignments include the closing of five warehouse operations and six manufacturing facilities and will result in a reduction of employment by approximately 1,900, primarily production and warehousing personnel. These actions impacted 2002 earnings by $14,987 before tax ($9,730 after tax, or $.39 per share). These costs included $2,901 recorded in cost of products sold and $12,086 recorded as a provision for realignment.

During 2002 the Company closed five warehouse operations and four manufacturing facilities, resulting in a reduction of employment of approximately 1,100. These costs include employee severance, vacant facilities costs, and other cash realignment costs including minimum royalties and customer markdowns on a discontinued license agreement. Detail for these costs through February 1, 2003 is as follows:

	AMOUNT PROVIDED	AMOUNT UTILIZED	REMAINING ACCRUAL
Employee severance	$ 3,170	$1,996	$1,174
Vacant facilities costs	3,838	1,234	2,604
Other cash realignment costs	1,915	1,826	89
Total realignment, excluding non-cash	8,923	$5,056	$3,867
Asset impairments	6,064		
Total realignment costs	$14,987		

The Company expects the remaining realignment actions to be completed by the second quarter of 2003.

(Dollars in thousands except per share data)

In connection with an acquisition the Company made the decision to implement certain realignment actions within the acquired operations. These realignments include the closing of one warehouse operation and four manufacturing facilities and will result in a reduction of employment by approximately 1,350, primarily production and warehousing personnel. The estimated costs of these actions were accrued in the opening balance sheet and did not impact 2002 earnings. During 2002 the Company closed a manufacturing plant in Mexico and downsized two domestic manufacturing facilities, resulting in a reduction of employment of approximately 430. Costs incurred include employee severance and vacant facilities costs. Detail for these costs, and the related accruals, through February 1, 2003 is as follows:

	AMOUNT ORIGINALLY PROVIDED	AMOUNT UTILIZED	ACCRUAL AT 2/1/03
Employee severance	$4,789	$1,062	$3,727
Vacant facilities costs	2,874	–	2,874
Total realignment	$7,663	$1,062	$6,601

The Company expects the remaining realignment actions to be completed by the fourth quarter of 2003.

NOTE 4. GOODWILL AND INTANGIBLE ASSETS

Goodwill balances and changes therein since the beginning of 2001 by segment are as follows:

	WOMEN'S SPORTSWEAR	OTHER SOFT GOODS	TOTAL
Balance as of February 3, 2001	$69,225	$15,713	$ 84,938
Purchase price allocation adjustments	(557)	(1,888)	(2,445)
Goodwill amortization	(5,243)	(1,173)	(6,416)
Balance as of February 2, 2002	63,425	12,652	76,077
Contingent purchase price	2,474	–	2,474
Acquisition of Gerber	–	23,673	23,673
Balance as of February 1, 2003	$65,899	$36,325	$102,224

As discussed in Note 2, additional adjustments to the purchase price allocation of Gerber may occur during the one-year period following the acquisition date. These adjustments would affect the amount of goodwill booked as a result of the Gerber acquisition.

Identifiable intangible assets that are being amortized are as follows:

	LIFE[1] (YEARS)	GROSS AMOUNT	ACCUMULATED AMORTIZATION	NET BOOK VALUE
As of February 1, 2003:				
Customer base	15	$32,629	$ 6,747	$25,882
Trademarks	16	20,584	3,573	17,011
License agreements	12	14,531	1,324	13,207
Other	10	6,455	4,043	2,412
Total Intangibles		$74,199	$15,687	$58,512
As of February 2, 2002:				
Customer base	14	$29,494	$ 5,802	$23,692
Trademarks	17	12,137	2,504	9,633
License agreements	4	1,711	228	1,483
Other	9	14,114	8,453	5,661
Total Intangibles		$57,456	$16,987	$40,469

[1] — Weighted Average

(Dollars in thousands except per share data)

Amortization of intangible assets was $5,839 for 2002, 2,967 for 2001, and 2,710 for 2000. Amortization expense, excluding any amortization of intangible assets recognized in connection with the Briggs acquisition or future acquisitions, for the years 2003 to 2007 is expected to be approximately $7,000 per year.

Pursuant to FAS 142, the Company adopted new accounting for goodwill beginning in 2002. Under this new accounting, goodwill is no longer amortized. For comparison purposes, a reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization follows:

	NET EARNINGS		BASIC EPS		DILUTED EPS	
	2001	2000	2001	2000	2001	2000
As Reported	$37,730	$60,763	$1.66	$2.57	$1.65	$2.57
Goodwill amortization	5,443	4,971	.24	.21	.24	.21
Adjusted	$43,173	$65,734	$1.90	$2.78	$1.89	$2.78

NOTE 5. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In 2001 the Company adopted FAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. The Company periodically enters into forward currency exchange contracts to hedge its exposure to foreign currency fluctuations for purchases of certain inventories and sales of certain products. Derivatives used by the Company have an initial term of less than one year. Company policy allows for the use of derivatives only for identifiable exposures, and therefore, the Company does not enter into derivative instruments for trading purposes where the objective is to generate profits. Management expects these derivatives to be highly effective in hedging the intended foreign currency fluctuation risks. As of February 2, 2002 and February 1, 2003 the Company's derivatives have been designated as hedges of variable cash flows of forecasted transactions. As such, the fair values of the derivatives have been recorded in the Consolidated Balance Sheet, with the offset recorded in Other Comprehensive Income. The fair value of these derivatives on the date of adoption of FAS 133 and on February 2, 2002 and February 1, 2003 was not material. The fair value of these derivatives will be recorded in earnings as the forecasted transactions take place between February 2003 and January 2004.

NOTE 6. LEASES

The Company leases substantially all of its office space, certain distribution facilities, and certain machinery and equipment under operating leases having remaining terms ranging up to 9 years. Rent expense under all operating leases for 2002 totaled $34,924 ($37,226 for 2001, and $33,346 for 2000).

The future minimum lease payments under capital and operating leases at February 1, 2003 were as follows:

	CAPITAL	OPERATING
2003	$ 605	$27,420
2004	349	23,280
2005	155	16,744
2006	5	12,799
2007	–	11,612
Later years	–	5,620
Total minimum lease payments	1,114	$97,475
Less amount representing interest	(76)	
Present value of net minimum lease payments	$1,038	

Minimum lease payments were not reduced for future minimum sublease rentals of $1,518.

(Dollars in thousands except per share data)

NOTE 7. NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable:

On April 30, 2002 the Company executed a $240,000 3-year committed, unsecured bank credit facility (the "2002 Facility"). On January 31, 2003 this credit facility was increased to $280,000. The 2002 Facility can be used for borrowings and/or letters of credit. Borrowings under the 2002 Facility bear interest at a spread of approximately 1.75% over LIBOR. At February 1, 2003 there were no outstanding short-term loans under the facility. Letters of credit outstanding under this facility at that date were $98,932. The Company has an additional $6,400 outstanding letters of credit under facilities used by its foreign subsidiaries.

During 2002 the highest level of borrowings under all lines was $20,000 ($301,750 for 2001). The average daily short-term borrowings for 2002 were $3,286 ($113,645 for 2001) and the weighted average interest rate was 4.0% (5.4% for 2001).

Long-Term Debt:

	2/1/03	2/2/02
7.625% 1997 Debentures due October 15, 2017	$129,376	$133,268
7.875% 1999 Debentures due July 15, 2009	139,969	139,888
1993 Private placement note maturing September 1, 2005, 6.9%	6,667	8,889
1990 Private placement note maturing December 1, 2004, 9.2%	7,621	11,430
1993 Private placement note due December 1, 2003, 7.3%	20,000	20,000
1987 Private placement note due December 1, 2002, 7.1%	–	10,000
Capital lease obligations, 6-8%	1,038	646
Other	840	2,559
	305,511	326,680
Less current maturities	(26,996)	(18,811)
	$278,515	$307,869

Aggregate maturities on long-term debt for the next five years are as follows: 2003 — $26,996; 2004 — $6,792; 2005 — $2,372; 2006 — $6; 2007 — $0; 2008 & thereafter — $269,345.

Covenants of the private placement notes are the most restrictive and include the maintenance of minimum working capital and certain key ratios as well as a limitation on the payment of dividends and the repurchase of Company stock. Under these covenants, future dividends and purchases of Company stock are limited to $27,095 plus 50% of net earnings after February 1, 2003, excluding gains and losses on the disposal of capital assets.

In January 2000 the Company entered into an interest rate swap agreement with a bank to convert the interest rate on $150,000 of 7.875% debentures from fixed to variable. In connection with this transaction, the Company also entered into an option agreement, which entitled the bank to cancel this swap agreement on January 15, 2001. As consideration for these agreements the Company received a payment of $3,257 which was recorded as a deferred option premium at January 31, 2000. The cancellation option was exercised by the bank, and the swap was cancelled in January 2001. These agreements were marked to market during 2000 and thereby reduced interest expense for 2000 by $3,257.

A Singaporean shirt manufacturing joint venture 50% owned by the Company has a $5,300 credit facility. The Company has guaranteed one half of the amount of any borrowing under this facility not otherwise paid when due by the joint venture. $729 was outstanding under this facility at February 1, 2003.

NOTE 8. RETIREMENT BENEFITS

Various contributory and/or noncontributory retirement plans cover substantially all domestic and certain foreign employees. Total retirement benefits expense/(income) included the following:

	2002	2001	2000
Single-employer defined benefit plans	$1,309	$ 221	$(12,747)
Multi-employer plan	941	734	446
Defined contribution plans	6,378	6,741	4,295
Total retirement benefits expense/(credit)	$8,628	$7,696	$ (8,006)

(Dollars in thousands except per share data)

Single-Employer Defined Benefit Plans.
During 2000 the Company terminated the Kellwood Company Pension Plan. The terminated plan represents a substantial portion of the components of net periodic pension credit for 2000 as well as a substantial portion of the 2001 beginning of year projected benefit obligation and fair market value of plan assets as set forth below. In connection with this termination, the Company amended the Plan to freeze benefits effective August 31, 2000 and to fully vest all current participants. The Plan purchased annuity contracts to fund the benefits of all current retirees and terminated vested participants; and based on the final participant elections, the Plan purchased annuities for or made distributions to all current participants, as directed by the participants. The Company obtained approval from the Internal Revenue Service of the tax aspects of the plan termination.

As a result of this termination, the Company recognized a gain of approximately $4 million (net of income and excise taxes) in the quarter ended January 31, 2001. The Company received approximately $41 million in excess cash from the Plan (after payment of related excise and income taxes) in April 2001. Additionally, the Company pre-funded approximately $33 million of 401(k) plan contributions for its participating employees from Plan assets. Concurrent with the plan termination, the Company increased its 401(k) "company match" effective September 1, 2000 from 3% of covered compensation to 4% of covered compensation for participants in its 401(k) plan.

The Company's Smart Shirts subsidiary maintains a defined benefit plan for certain of its employees; this plan was closed to new hires after December 1, 2000.

The Company's Gerber Childrenswear subsidiary maintains a defined benefit plan for certain of its employees; this plan was frozen effective December 2002. A minimum pension liability adjustment under the plan of $837 was recorded in other comprehensive income in 2002 and is included in deferred income taxes and other as of February 1, 2003.

Summarized information on the Company's single-employer defined benefit plans is as follows:

	2002	2001	2000
Components of Net Periodic Pension cost / (credit):			
Current Service Cost	$ 982	$ 737	$ 2,658
Interest cost on projected benefit obligation	1,643	647	4,767
Assumed return on assets	(1,444)	(1,087)	(13,897)
Pension plan termination (gain)	–	–	(5,900)
Amortization of prior service costs	128	(76)	(375)
Net pension cost / (credit)	$ 1,309	$ 221	$(12,747)
Weighted average key actuarial assumptions:			
Discount rate	6.5%	7.0%	6.0%
Long-term rate of return on plan assets	7.5%	8.0%	6.0%
Compensation increases	4.5%	6.0%	4.0%

	2/1/2003	2/2/2002
Reconciliation of funded status to prepaid pension cost:		
Funded Status — Plan assets in excess of projected benefit obligation	$(12,659)	$ (585)
Unamortized prior service costs	1,579	63
Unrecognized actuarial gains	55	2,555
Prepaid / (accrued) pension costs in other assets / (liabilities)	$(11,025)	$2,033

(Dollars in thousands except per share data)

	2002	2001
Change in Projected Benefit Obligation:		
Projected benefit obligation, beginning of year	$ 8,264	$ 42,828
Projected benefit obligation of Gerber plan acquired	31,868	–
Service cost	1,411	1,183
Interest cost	1,643	647
Plan amendments	(1,099)	–
Actuarial (loss)	(923)	(1,337)
Benefits paid	(1,268)	(35,057)
Projected benefit obligation, end of year	$39,896	$ 8,264
Change in Plan Assets:		
Fair market value, beginning of year	$ 7,679	$176,200
Plan assets of Gerber plan acquired	21,963	–
Actual return on plan assets	(2,320)	(543)
Reversion to employer, before excise and income taxes totaling approximately $58,900	–	(100,002)
Transfer to 401(k) plan	–	(33,334)
Employee contributions	336	415
Benefits paid	(421)	(35,057)
Fair market value, end of year	$27,237	$ 7,679

Plan assets consist primarily of marketable equity securities and corporate debt obligations.

Multi-Employer Defined Benefit Plan. Certain of the Company's subsidiaries make contributions to a multi-employer defined benefit plan on behalf of their participating employees. The plan administrator estimates that if the Company were to withdraw from the plan, its potential liability for unfunded plan benefits would be approximately $6,182 as of December 31, 2001, the date of the most recent actuarial valuation report.

NOTE 9. STOCK PLANS

The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. There was $2,906 in expense recorded under these plans for 2002, (no expense recorded in either 2001 or 2000). At February 1, 2003 there were 1,158,900 shares available to be granted under these plans to qualified employees.

Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At February 1, 2003, 230 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from May 27, 2003 to May 31, 2012 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.

The fair value of options granted (which is recorded as expense over the option vesting period in determining the pro forma impact), utilized in the disclosures contained in Note 1 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected option life	6 years	5 years	5 years
Risk-free interest rate	5.1% to 5.3%	4.9% to 5.4%	5.7% to 6.2%
Expected volatility of Kellwood stock	37%	37%	36%
Expected dividend yield on Kellwood stock	2.5%	2.8%	3.9%

(Dollars in thousands except per share data)

The weighted-average grant date fair value of options granted was $8.51 for 2002, $7.03 for 2001 and $5.05 for 2000. Presented below is a summary of stock option plans' activity for the years and as of the dates shown:

(Shares in 000's)	2002		2001		2000	
	OPTIONS	EXERCISE PRICE[1]	OPTIONS	EXERCISE PRICE[1]	OPTIONS	EXERCISE PRICE[1]
Beginning Balance	3,097	$22.35	2,852	$21.68	2,380	$22.63
Granted	689	$25.57	569	$22.93	557	$16.97
Exercised	(388)	$20.29	(258)	$16.60	(47)	$11.83
Forfeited or expired	(86)	$22.88	(66)	$20.99	(38)	$22.97
Ending Balance	3,312	$23.25	3,097	$22.35	2,852	$21.68
Exercisable at Year-end	1,702	$23.12	1,677	$22.39	1,541	$21.48

Options outstanding and exercisable at February 1, 2003 include the following:

(Shares in 000's)	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF PRICES	REMAINING LIFE[1]	OPTIONS	EXERCISE PRICE[1]	OPTIONS	EXERCISE PRICE[1]
$16.13 – 19.96	5.0 years	728	$17.56	434	$17.97
$20.31 – 29.67	3.5 years	2,233	$23.64	977	$22.60
$32.28 – 36.00	4.8 years	351	$32.53	290	$32.58
$16.13 – 36.00	4.0 years	3,312	$23.25	1,702	$23.12

[1] — Weighted Average

NOTE 10. CAPITAL STOCK

The reported outstanding shares of common stock have been reduced by treasury stock totaling 6,668,184 shares at February 1, 2003 (8,945,457 shares at February 2, 2002, and 8,905,379 shares at February 3, 2001).

Authorized capital includes 500,000 shares of preferred stock, none of which have been issued.

Nonvoting share purchase rights, exercisable only upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock (160,000 shares reserved) or, under certain conditions, common shares at prices specified in the rights agreement. None of the rights were exercisable as of February 1, 2003.

In November 1999 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.8 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, from December 1999 to February 2000 the Company purchased 2.8 million shares at an average price of $17.35 per share.

In March 2000 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.5 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, during the period March–October 2000 the Company purchased 2.5 million shares at an average cost of $17.11 per share.

In September 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Any purchases pursuant to this authorization will be financed out of the Company's cash resources. As discussed in Note 7, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization.

(Dollars in thousands except per share data)

NOTE 11. INCOME TAXES

	2002	2001	2000
The provision for income taxes consists of:			
Current:			
Domestic:			
Federal	$12,434	$ 46,293	$19,532
State	967	5,364	1,980
Foreign	3,563	2,885	1,883
Total current provision for income taxes	16,964	54,542	23,395
Deferred (primarily federal)	5,736	(31,942)	14,805
Total provision for income taxes	$22,700	$ 22,600	$38,200
The sources of income before income taxes are:			
United States	$40,535	$ 36,644	$74,782
Foreign	24,175	23,686	24,181
Kellwood total	$64,710	$ 60,330	$98,963

Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. A reconciliation of the federal statutory income tax rate to the effective tax rate (provision for taxes) is as follows:

	2002	2001	2000
Statutory rate	35.0%	35.0%	35.0%
Foreign tax rate differential	(1.3)	(2.0)	(0.8)
Amortization of goodwill	–	2.2	1.5
State taxes, net of federal benefit	1.4	1.7	2.6
Other	–	0.6	0.3
	35.1%	37.5%	38.6%

Deferred income tax liabilities and assets consisted of the following:

	2/1/03	2/2/02	2/3/01
Employee related costs	$ (8,221)	$ (4,826)	$ 33,376
Depreciation and amortization	15,105	5,724	2,324
Allowance for asset valuations	(17,900)	(14,374)	(12,648)
Other	9,313	12,225	7,296
Net deferred income tax (assets) / liabilities	$ (1,703)	$ (1,251)	$ 30,348
Included in:			
Prepaid taxes and expenses	$(24,096)	$(20,440)	$(18,235)
Deferred income taxes and other	22,393	19,189	48,583
Net deferred income tax (assets) / liabilities	$ (1,703)	$ (1,251)	$ 30,348

Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad. Undistributed foreign earnings considered to be indefinitely reinvested abroad totaled $40,000 through January 31, 2003.

NOTE 12. EARNINGS PER SHARE

Earnings per share have been calculated as follows:

	2002	2001	2000
Numerator: Net earnings	$42,010	$37,730	$60,763
Denominator (000's):			
Average shares outstanding — Basic	24,565	22,761	23,624
Impact of stock options	307	151	52
Average shares outstanding — Diluted	24,872	22,912	23,676
Basic Earnings Per Share	$ 1.71	$ 1.66	$ 2.57
Diluted Earnings Per Share	$ 1.69	$ 1.65	$ 2.57

The calculation of diluted earnings per share excludes the impact of 350, 1,658, and 1,884 stock options in 2002, 2001 and 2000, respectively, because to include them would have been antidilutive.

(Dollars in thousands except per share data)

NOTE 13. SIGNIFICANT CUSTOMERS

During 2002 two customers accounted for more than ten percent of the Company's consolidated net sales. One customer accounted for 11.1% of consolidated net sales (as compared to 11.2% in 2001 and 12.0% in 2000). Sales to this customer occurred in all of the Company's reportable segments. Accounts receivable included $45,053 due from this customer at February 1, 2003. Sales to the other customer accounted for 10.7% of consolidated net sales in 2002 as compared to 8.8% in 2001 and 7.1% in 2000. Sales to this customer occurred in all of the Company's reportable segments. Accounts receivable included $57,267 due from this customer at February 1, 2003.

NOTE 14. COMMITMENTS AND CONTINGENCIES

The Company is currently party to various legal proceedings. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse impact on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties.

NOTE 15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

QUARTER	FIRST	SECOND	THIRD	FOURTH
Fiscal 2002:				
Net sales	$570,680	$463,346	$633,394	$537,289
Gross profit	111,195	95,085	138,593	111,402
Provision for facilities realignment	7,244	–	3,115	1,727
Net earnings	8,547	3,926	21,095	8,442
Earnings per share — Basic	.37	.16	.83	.33
Earnings per share — Diluted	.37	.16	.82	.33
Fiscal 2001:				
Net sales	$709,367	$501,002	$601,400	$469,994
Gross profit	148,943	97,471	117,636	80,960
Net earnings	25,111	1,833	13,931	(3,145)
Earnings per share — Basic	1.11	.08	.61	(.14)
Earnings per share — Diluted	1.10	.08	.61	(.14)

NOTE 16. INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Company and its subsidiaries are principally engaged in the apparel and related soft goods industries. The Company's operations are managed in a number of business units that are organized around individual product lines and brands. These business units are aggregated into three major consumer market product groupings which represent the Company's reportable segments. These segments are:

- Women's Sportswear designs, merchandises and sells women's sportswear sold through leading retailers in all channels of distribution. The product line includes blazers, dresses, sweaters, blouses, vests, other tops, skirts, pants, and skorts. The business is primarily branded goods sold at the popular-to-moderate price points, but the segment does include some better-to-bridge lines — upper price point women's sportswear sold principally to small specialty stores, regional department stores and catalog houses.
- Men's Sportswear designs, manufactures and sells men's woven and knit shirts, pants, jeans and hosiery sold to leading department stores, catalog houses and national chains. The business is primarily private label but also includes a number of branded programs such as Slates® business casual shirts, sweaters and tops, Nautica®, Claiborne® and Dockers® dress shirts.
- Other Soft Goods includes intimate apparel, infant apparel, and recreation products (tents, sleeping bags, backpacks, and related products).

(Dollars in thousands except per share data)

Management evaluates the performance of its operating segments separately to individually monitor the different factors affecting financial performance. Segment Operating Earnings includes substantially all of the segment's costs of production (on a FIFO basis), distribution and administration. Kellwood manages the following expenses at the corporate level and, accordingly, they are not allocated to the Segments:

- Corporate general and administrative expenses,
- Pension plan termination gain,
- Amortization of intangible assets, and
- Interest income and expense, and Income taxes.

Segment net assets measures net working capital, net fixed assets and other noncurrent assets and liabilities of each segment. Goodwill and net intangibles are included in segment net assets, however the related amortization expense is included in Amortization of Intangibles at the corporate level and is not allocated to the segments. Certain corporate assets, including capitalized software, and debt and cash balances are accounted for at the corporate level and are not allocated to the segments. Capital expenditures exclude the cost of long lived assets included in acquisitions accounted for under purchase accounting.

	2002	2001	2000
Net Sales:			
Women's Sportswear	$1,316,789	$1,514,815	$1,635,073
Men's Sportswear	430,225	347,822	362,458
Other Soft Goods	457,695	419,126	364,643
Kellwood total	$2,204,709	$2,281,763	$2,362,174
Segment earnings: [1]			
Women's Sportswear	$ 102,036	$ 91,211	$ 110,089
Men's Sportswear	37,924	29,590	36,481
Other Soft Goods	15,985	17,982	27,155
Total segments	155,945	138,783	173,725
Amortization of Intangible assets	(5,839)	(9,383)	(8,279)
Interest expense	(27,892)	(34,247)	(32,622)
Provision for Realignment [2]	(12,086)	–	–
General corporate and other	(45,418)	(35,480)	(33,861)
Earnings before income taxes	$ 64,710	$ 60,330	$ 98,963

	2002	2001	2000
Net Assets at end of year:			
Women's Sportswear	$357,171	$455,014	$625,521
Men's Sportswear	170,782	126,535	108,200
Other Soft Goods	210,313	156,253	179,787
Corporate and Other	127,000	53,189	60,433
Kellwood total	$865,266	$790,991	$973,941
Capital expenditures:			
Women's Sportswear	$ 2,049	$ 3,930	$ 6,498
Men's Sportswear	6,646	5,884	9,247
Other Soft Goods	794	1,158	1,896
Corporate and Other	5,021	8,161	10,053
Kellwood total	$ 14,510	$ 19,133	$ 27,694
Depreciation expense:			
Women's Sportswear	$ 7,632	$ 8,075	$ 7,858
Men's Sportswear	8,670	8,074	7,959
Other Soft Goods	3,007	2,287	2,470
Corporate and Other	6,860	4,600	731
Kellwood total	$ 26,169	$ 23,036	$ 19,018

[1] — Realignment costs included in segment earnings above:

	2002	2001	2000
Women's Sportswear	$ 673	–	–
Men's Sportswear	339	–	–
Other Soft Goods	1,889	–	–
Total segments	$ 2,901	–	–

[2] — The provision for realignment relates to the segments as follows:

	2002	2001	2000
Women's Sportswear	$ 5,900	–	–
Men's Sportswear	1,503	–	–
Other Soft Goods	4,683	–	–
Total	$ 12,086	–	–

Substantially all sales are to U.S. customers. Sales and transfers between segments were not significant. Approximately $22,585 of the Company's net Property, Plant and Equipment is located in Asia.

KELLWOOD COMPANY AND SUBSIDIARIES
FIVE YEAR FINANCIAL SUMMARY
(Dollars in thousands except per share data)

	2002[2]	2001	2000[2]	1999[1]	1998[2]
Fiscal period ended	2/1/03	2/2/02	2/3/01	1/29/00	5/1/99
Net sales	$2,204,709	$2,281,763	$2,362,174	$1,565,261	$2,151,147
Net earnings	42,010	37,730	60,763	41,000	1,953
Earnings per share:					
Basic	1.71	1.66	2.57	1.49	.07
Diluted	1.69	1.65	2.57	1.48	.07
Cash dividends declared per share	.64	.64	.64	.48	.64
Working capital	589,447	539,828	544,639	576,120	465,535
Total assets	1,254,579	1,044,424	1,265,725	1,097,853	1,054,212
Long-term debt	278,515	307,869	411,331	346,479	227,659
Total debt	306,147	334,292	542,845	361,554	338,126
Shareowners' Equity	559,119	456,699	431,096	445,870	446,188
Equity per Share	21.86	19.94	19.00	17.04	16.09

[1] — Nine Month Transition Period. In August 1999 the Company changed its fiscal year-end from May 1 to the Saturday nearest to January 31. This change resulted in a short fiscal year covering the nine month transition period from May 1, 1999 to January 29, 2000.

[2] — Net earnings and earnings per share include the impact of the following (costs)/gain:

	2002	2001	2000	1999[1]	1998
Pretax:					
Restructuring and business realignment	$ (14,987)	–	–	–	$ (6,793)
Pension income and plan termination gain	–	–	$ 13,224	$ 4,305	4,457
Goodwill impairment charge	–	–	–	–	(48,945)
Merger costs	–	–	–	–	(6,600)
Total pretax impact	(14,987)	–	13,224	4,305	(57,881)
Net earnings impact	$ (9,730)	–	$ 8,120	$ 2,574	$ (55,140)
Earnings per share impact:					
Basic	$ (.40)	–	$ .34	$ .09	$ (2.06)
Diluted	$ (.39)	–	$ .34	$ .09	$ (2.00)

FINANCIAL REVIEW

The following discussion is a summary of the key factors management considers necessary in reviewing the Company's results of operations, liquidity, capital resources and operating segment results. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

RESULTS OF OPERATIONS

Overview

Sales for the year ended February 1, 2003 were $2,205, down $77 or 3% from $2,282 in the prior year. Net earnings were $42 or $1.69 per diluted share for the year, up from $38 or $1.65 per diluted share reported in the prior year. Included in net earnings for the current year are earnings from the acquisition of Gerber Childrenswear, Inc. (Gerber). The current year also includes business and facilities realignment costs (facilities realignment costs) of $15.0 (pre-tax) or $.39 per diluted share.

Facilities realignment costs. In 2002 the Company made the decision to implement realignment actions, including the closing of certain domestic warehousing and Latin American production facilities and the discontinuance of a licensing agreement. The realignments include the closing of five warehouse operations and six manufacturing facilities and will result in a reduction of employment by approximately 1,900, primarily production and warehousing personnel. These actions impacted fiscal 2002 earnings by $15 before tax (approximately $9.7 after tax, or $0.39 per share). These costs included $2.9 recorded in cost of products sold and $12.1 recorded as a provision for realignment.

During 2002 these realignment actions resulted in the Company closing five warehouse operations and four manufacturing facilities and a reduction in employment of approximately 1,100. These costs include employee severance, vacant facilities costs, and other cash realignment costs including minimum royalties and customer markdowns on a discontinued license agreement. The Company expects the remaining realignment actions to be completed in the second quarter of 2003.

Fiscal 2002 vs. 2001

Summarized comparative financial data for fiscal 2002 and 2001 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

	AMOUNTS,		% CHANGE	% OF SALES	
	2002	2001	01-02	2002	2001
Net Sales	$2,205	$2,282	-3.4%	100.0%	100.0%
Cost of products sold	1,748	1,837	-4.8%	79.3%	80.5%
SG&A	346	342	1.2%	15.7%	15.0%
Gross profit less SG&A	111	103	7.0%	5.0%	4.5%
Facilities realignment	12	–	nmf	0.5%	–
Amortization of intangibles	6	9	-37.8%	0.3%	0.4%
Interest expense	28	35	-19.9%	1.3%	1.5%
Interest income & other	0	(1)	nmf	0.0%	-0.1%
Earnings before tax	65	60	7.3%	2.9%	2.6%
Income Taxes	23	23			
Net Earnings	$ 42	$ 38			
Income Tax rate	35.1%	37.5%			

Sales decreased 3.4% in 2002, reflecting the cautious buying of both retailers and consumers. This drop in volume was anticipated when Kellwood's orders were placed with suppliers. Accordingly, inventory balances were lower throughout 2002 as compared to the prior year.

Cost of products sold decreased 4.8% to $1,748 from $1,837 in the prior year. The majority of this decrease was a result of decreased sales. Cost of products sold as a percentage of sales decreased to 79.3% in 2002 compared to the prior year level of 80.5%. This decrease was primarily due to lower inventory markdowns and lower cost sourcing, partially offset by facilities realignment costs included in cost of products sold of $3.

Selling, General and Administrative expenses (SG&A) increased $4 or 1% to $346 in 2002 compared to $342 in the prior year. The increase is primarily due to the acquisition of Gerber, partially offset by cost control programs.

Gross Profit less SG&A increased $8 to 5.0% of sales in 2002 from 4.5% in the prior year primarily as a result of the improvement in cost of products sold as a percentage of sales discussed above.

Amortization of intangible assets for the year decreased to $6.0 from $9.4 in the prior year as a result of the implementation of FAS 142 and the related cessation of amortization of goodwill ($6.5 in 2001). This decrease was partially offset by the amortization of identified intangible assets related to Gerber. Identified intangible assets are amortized over their estimated economic useful lives.

Interest expense decreased $7 due to the reduction in bank borrowings as a result of the Company's working capital reduction initiatives.

Interest income and other, net did not change significantly in 2002. Other income in 2001 included $3.4 (pretax) related to the change in accounting for certain inventories from the LIFO to the FIFO method. The change was effected in the first quarter of 2001 and was not considered material to require restatement of prior years' income statements.

The effective tax rate decreased 2.4% to 35.1% in 2002 compared to 37.5% in the prior year as a result of the cessation of non-deductible goodwill amortization and foreign tax differences associated with the Company's Smart Shirts overseas operations.

Net Earnings and EPS. Net earnings for 2002 increased $4.3 ($.04 per diluted share) from 2002 due to improvements in the Company's gross profit percentage, the acquisition of Gerber, and the cessation of goodwill amortization; partially offset by facilities realignment costs.

Fiscal 2001 vs. 2000

Summarized comparative financial data for fiscal 2001 and 2000 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

	FISCAL YEAR		% CHANGE	% OF SALES	
	2001	2000	00-01	2001	2000
Net Sales	$2,282	$2,362	-3.4%	100.0%	100.0%
Cost of products sold	1,837	1,881	-2.4%	80.5%	79.6%
SG&A	342	353	-3.2%	15.0%	14.9%
Gross Profit less SG&A	103	128	-19.4%	4.5%	5.4%
Pension (income) and Pension termination (gain)	–	(13)	nmf	–	-0.6%
Amortization of intangibles	9	8	13.3%	.4%	.4%
Interest expense	35	33	6.7%	1.5%	1.4%
Interest income & other	(1)	2	nmf	-.1%	.1%
Earnings before tax	60	99	-39.0%	2.6%	4.2%
Income Taxes	23	38			
Net Earnings	$ 38	$ 61			
Income Tax rate	37.5%	38.6%			

(Dollars in millions except per share data)

Sales decreased 3% in 2001, reflecting broad based weakness in the apparel industry in the second half of the year as consumer demand weakened in the aftermath of September 11th. Acquisitions made during 2000 accounted for approximately $114 of growth, partially offsetting the decline in sales.

Cost of products sold decreased 2.4% to $1,837 from $1,881 in the prior year in line with the decreased level of sales. Cost of products sold as a percentage of sales increased to 80.5% in 2001 compared to the prior year level of 79.6%. The increase in the cost of products sold as a percentage of sales was primarily due to having to provide markdown allowances and lower prices to retailers.

Selling, General and Administrative expenses (SG&A) decreased $11 to $342 in fiscal 2001 compared to $353 in the prior year. SG&A includes the impact of recent acquisitions as well as amortization of the Integrated Business System beginning in 2001. These impacts were offset by a number of cost control programs the Company is pursuing.

Gross Profit less SG&A decreased $25 to 4.5% of sales in fiscal 2001 from 5.4% in the prior year primarily as a result of the decrease in sales as discussed above.

Pension termination gain of $6 ($4.0 after-tax) in 2000 resulted from the termination of the Kellwood Company defined benefit pension plan discussed under FINANCIAL CONDITION below. Also as a result of this plan termination, pension income, which benefited reported results in 2000 and prior did not recur in 2001 and will not recur thereafter.

Amortization of intangible assets for the year increased to $9.4 from $8.3 in the prior year as a result of the amortization of goodwill and intangible assets for the full year in 2001 on acquisitions completed in 2000.

Interest expense increased $2 primarily because the prior year's expense was favorably impacted by a $3 reduction of interest expense from the recognition of the option premium on the swap entered into in January 2000.

Interest income and other, net was a net income item in 2001 of $1.2 compared to a net expense of $1.5 in the prior year. Other income in 2001 included $3.4 (pretax) related to the change in accounting for certain inventories from the LIFO to the FIFO method. The change was effected in the first quarter of 2001 and was not considered material to require restatement of prior years' income statements.

The effective tax rate decreased 1.1% to 37.5% in 2001 compared to 38.6% in the prior year as a result of income tax planning measures that resulted in a lower income tax rate on funds repatriated from the Company's Smart Shirts subsidiary in Asia.

Net Earnings and EPS. Net earnings for 2001 included a $2.1 after-tax ($.09 per diluted share) gain from the change from LIFO to FIFO as discussed in Interest Income and Other above. Net earnings for the prior year included pension non-cash income and gains totaling $8.5 after-tax ($.36 per diluted share).

Segment results

The Company and its subsidiaries are principally engaged in the apparel and related soft goods industry. The Company's business units are aggregated into the following reportable segments:

- Women's Sportswear,
- Men's Sportswear, and
- Other Soft Goods.

(Dollars in millions except per share data)

Sales and Segment Earnings by Segment for fiscal 2002, 2001 and 2000 were as follows:

	AMOUNTS			% CHANGE	
	2002	2001	2000	01-02	00-01
Net Sales					
Women's Sportswear	$1,317	$1,515	$1,635	(13.1)%	(7.4)%
Men's Sportswear	430	348	362	23.7%	(4.0)%
Other Soft Goods	458	419	365	9.2%	14.9%
Kellwood total	$2,205	$2,282	$2,362	(3.4)%	(3.4)%
Segment earnings					
Women's Sportswear	$102.0	$ 91.2	$110.1	11.9%	(17.1)%
Men's Sportswear	37.9	29.6	36.5	28.2%	(18.9)%
Other Soft Goods	16.0	18.0	27.2	(11.1)%	(33.8)%
Total segment earnings	$155.9	$138.8	$173.7	12.4%	(20.1)%
Segment earnings margins					
Women's Sportswear	7.7%	6.0%	6.7%		
Men's Sportswear	8.8%	8.5%	10.1%		
Other Soft Goods	3.5%	4.3%	7.4%		
Total segment earnings	7.1%	6.1%	7.4%		

Women's Sportswear. Sales of Women's Sportswear decreased $198 (13%) in 2002 to $1,317. Several factors contributed to the year-to-year drop in sales. The dress category has been cyclically weak this year. The Company's retail customers reduced their dress open-to-buy by 25% for the Spring and Fall selling seasons. This fashion trend hurt volume this year. The Company saw this trend developing last year and took the appropriate steps to reduce inventory commitments and overhead. With fewer dresses on the selling floor, the retailers have cut back on the number of vendors they use, and as a result the Company has been able to increase market share. Finally, the retailer's sell through rates on fewer units have been very good in 2002 and, as a result, the Company is hopeful that the stores will plan some growth in dress open-to-buy in 2003. The second major reason for the year-to-year drop in volume is lower sales to one of the Company's department store customers due to the combination of a weak market and a change in the customer's merchandising strategy. In order to provide the department stores with product and brand differentiation, the Company recently announced the licensing of the IZOD® brand. The new IZOD® line is expected to begin shipping to better department stores for the 2003 Holiday season. Finally, the Company made the decision to eliminate several underperforming Women's Sportswear brands.

Women's Sportswear segment earnings for 2002, including the facilities realignment provision, were $102.0 or 7.7% of net sales, up $10.8 from last year and improved as a percent of sales by 1.7%. The improvement in earnings, despite the drop in sales, came largely from a 2.4% improvement in gross margin. The gross margin rate improved due to lower inventory markdowns and lower cost sourcing. Facilities realignment costs reduced the gross profit and segment earnings by $0.7.

Sales of Women's Sportswear decreased $120 (7%) in 2001 to $1,515. Recent acquisitions contributed $91 of growth. Excluding acquisitions, sales were down $211 or 13.2% principally due to the extreme softness in the retail environment accentuated by the economic effects of the September 11 terrorist attack.

> The Company's core brands (Sag Harbor®, Koret® and Kathie Lee® sportswear and dresses), which collectively represent approximately 60% of Women's Sportswear volume, were down 7% or $65 for 2001 after being up $36 in the first half.

(Dollars in millions except per share data)

> In 2000 Kellwood took action to reposition four brands (Ivy,® Melrose,® BICE,® and Sag Harbor® Sport). Collectively, these brands were down $71 in 2001.
> Finally, other Women's Sportswear brands and private label programs were down $75, primarily as a result of soft demand at retail.

Segment earnings (defined as net sales less cost of products sold and selling, general and administrative expenses) decreased $18.9 for the year to 6.0% of sales in 2001 compared to 6.7% of sales in 2000. The drop in margin was principally due to having to provide higher markdown allowances to the retailers and liquidating excess inventory.

Men's Sportswear. Sales of Men's Sportswear increased $82 or 24% in 2002 to $430 due to the results of internal growth initiatives and the acquisition of Auburn Hosiery — a division of Gerber. Excluding Auburn, sales were up $48 or 13%. This growth came from new products and programs in the Menswear division including increased volume with the redesigned Slates® branded sportswear as well as private label pants and jeans programs. Additionally, the Smart Shirts division has increased sales through new dress shirts programs for Claiborne® and Dockers.®

Segment earnings for 2002, including the facilities realignment provision, were $38.3, up $8.7 from last year. The improvement in earnings came from less markdowns and margin pressure in the Menswear division and the acquisition of Gerber. Excluding Gerber, segment earnings were $36.5, up $7.0 from the prior year. Facilities realignment costs reduced the gross profit and segment earnings by $0.3.

Sales of Men's Sportswear were down $14 or 4% to $348 in 2001. The Smart Shirts private label shirt business continues to perform well despite market conditions with sales up 3% for the year. This improvement was offset by the loss of certain pants and jeans business as the Company's manufacturing facilities for these products are shifted to Mexico. In order to become more competitive, in 2000 Kellwood closed its remaining domestic sewing facilities. The Company has started up a new plant in Mexico, which began shipping product in October. As a result, sales of private label pants and jeans were below the level shipped last year.

Segment earnings decreased $7 or 18.9% from 2000; segment margins decreased 1.6% to 8.5% of sales. Provisions for inventory liquidation and customer requirements for markdowns and margin pressures have depressed margins in the Menswear division.

Other Soft Goods. Sales of Other Soft Goods increased $39 or 9% in 2002 to $458 primarily due to the acquisition of Gerber whose infant apparel business is included in this segment. Sales from the two ongoing divisions of Other Soft Goods, Intimate Apparel and Recreation Products, were down $42 or 9% from last year due to weak customer demand and softness in the camping business.

Segment earnings for 2002, including the facilities realignment provision, were $16.0 down $2.0 from last year. Excluding Gerber, segment earnings were $4.8 down $13.2 from the prior year. The decline was due to the decline in sales of the ongoing divisions, costs to liquidate excess inventories, and facilities realignment costs of $1.9.

This segment reported a $54 or 14.9% increase in sales for 2001 due principally to growth in the first half of the year resulting from the launching of two new brands of camping products and growth from new Intimate Apparel private label programs. Segment earnings declined $9.2 to 4.3% of sales from 7.4% of sales in the prior year because the sales growth was in programs carrying lower than average margins, and provisions were required to cover the liquidation of certain inventories.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates and assumptions and the differences may be material. Significant accounting policies, estimates and judgments which management believes are the most critical to aid in fully understanding and evaluating the reported financial results include the following.

Accounts receivable — reserves for chargebacks, allowances

Accounts receivable are recorded net of allowances for bad debts as well as existing and expected future chargebacks from customers. It is the nature of the apparel and soft goods industry that suppliers like the Company faces significant pressure from customers in the retail industry to provide allowances to compensate for customer margin shortfalls. This pressure often takes the form of customers requiring the Company to provide price concessions on prior shipments as a prerequisite for obtaining future orders. Pressure for these concessions is largely determined by overall retail sales performance and, more specifically, the performance of the Company's products at retail. To the extent the Company's customers have more of the Company's goods on hand at the end of the season, there will be greater pressure for the Company to grant markdown concessions on prior shipments. The Company's accounts receivable balances are reported net of expected allowances for these matters based on the historical level of concessions required and the Company's estimates of the level of markdowns and allowances that will be required in the coming season in order to collect the receivables. The Company evaluates the allowance balances on a continuing basis and adjusts them as necessary to reflect changes in anticipated allowance activity.

Inventory valuation

Inventories are recorded at cost. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost. The Company's products can be classified into two types: replenishment and non-replenishment. Replenishment items are those basics (bras, dress shirts, infant apparel, hosiery, etc.) that are not highly seasonal or dependent on fashion trends. The same products are sold by retailers 12 months a year, and styles evolve slowly. Retailers generally replenish their stocks of these items as they are sold. Only a relatively small portion of the Company's business involves replenishment items.

The majority of the Company's products consist of items that are non-replenishment as a result of being highly tied to a season or fashion look. These products are economically "perishable". The value of this seasonal merchandise might be sufficient for the Company to generate a profit over its cost at the beginning of its season, but by the end of its season a few months later the same inventory might be salable only at less than cost. For these products, the selling season generally ranges from three to six months. The value may rise again the following year when the season in which the goods sell approaches — or it may not, depending on the level of prior year merchandise on the market and on year-to-year fashion changes.

While some "prior year" merchandise is sold by the Company through its own outlet stores, the majority of out-of-season inventories must be sold to off-price retailers and other customers who serve a customer base that will purchase prior year fashions. The amount, if any, that these customers will pay for prior year fashions is determined by the desirability of the inventory itself as well as the general level of prior year goods available to these customers. The assessment of inventory value, as a result, is highly subjective and requires an assessment of the seasonality of the inventory, its future desirability, and future price levels in the "off-price" sector.

Many of the Company's products are purchased for and sold to specific customers' orders. Others are purchased in anticipation of selling them to a specific customer. The loss of a major customer, whether due to the customer's financial difficulty or other reasons, could have a significant negative impact on the value of the inventory expected to be sold to that customer. This negative impact can also extend to purchase obligations for goods that have not yet been received. These obligations involve product to be received into inventory over the next one to six months.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from customers that are unable to meet their financial obligations. Estimation of the allowance for doubtful accounts by the Company involves consideration of the financial condition of specific customers as well as general estimates of future collectibility based on historical experience and expected future trends. The estimation of these factors involves significant judgement. In addition, actual collection experience, and thus bad debt expense, can be significantly impacted by the financial difficulties of as few as one customer.

(Dollars in millions except per share data)

Market value assessments of goodwill and intangible assets — timing and amount of future impairment charges

Before the implementation of FAS 142, the values of goodwill and intangible assets were written off over the period expected to be benefited through regular amortization charges. Under FAS 142, goodwill will no longer be written off through periodic charges to the income statement over the defined period. Future goodwill impairment charges will be required as and when the value of the acquired business becomes less than its book value. The determination of the value of the businesses is highly subjective, as it is determined largely by projections of future profitability and cash flows.

NEW ACCOUNTING PRONOUNCEMENTS

FAS 141 & 142 In July 2001 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the new Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company applied the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002 the Company performed the required impairment tests of goodwill and indefinite-lived intangible assets as recorded on February 1, 2002. No impairment charges resulted from the initial application of these Statements.

Had FAS 142 been effective for 2001, application of the nonamortization provisions of the Statement would have increased the Company's reported diluted earnings per share by $.24 for that year.

FAS 143 In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*. This statement will be adopted by the Company in 2003. The Company expects that this standard will not have a material impact on consolidated financial position, results of operations or cash flows.

FAS 144 In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Impairment or Disposal of Long-Lived Assets*, which was effective for fiscal years beginning after December 15, 2001. The Company's long-lived assets are not currently impaired, therefore this standard did not impact the Company's consolidated financial position, results of operations or cash flows.

FAS 146 In June 2002 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. FAS 146 provides direction for accounting and disclosure regarding specific costs related to an exit or disposal activity. These include, but are not limited to, costs to terminate a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement. The Company is required to adopt FAS 146 for any disposal activities initiated after December 31, 2002. The effect of adoption of FAS 146 is dependent on the timing of any future restructuring activities; however it is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

FAS 148 In December 2002 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosures*. The disclosure provisions of this statement have been adopted and are presented in the Stock-Based Compensation section above. The transition provisions of this statement relate to the method of adopting the fair value recognition provisions of FAS 123, *Accounting*

(Dollars in millions except per share data)

for Stock-Based Compensation. The Company is considering adopting these fair value provisions in the future. Based on the current computation methodology (Black-Scholes model not adjusted for non-marketability) and the currently applicable underlying facts and assumptions (as outlined in Note 9), the impact of applying the Prospective Method of accounting for stock options as outlined in FAS 148 would be approximately $.02 per share in the initial year of adoption, increasing to $.10 per share by the fifth year.

FINANCIAL CONDITION

Cash flow from operations is the Company's primary source of liquidity. The Company uses financial leverage to minimize the overall cost of capital and maintain adequate operating and financial flexibility. Management monitors leverage through its debt-to-capital ratio. Working capital management is monitored primarily by analysis of the Company's investment in accounts receivable and inventories.

Leverage. Primarily as a result of the steps the Company has taken to reduce inventory and total debt, the debt-to-capital ratio declined to 35.4% at February 1, 2003 compared to 42.3% at February 2, 2002.

Working Capital. The Company's working capital requirement for inventories and receivables is significantly influenced by sales patterns, which are highly seasonal. Inventory levels are highly dependent upon forecasted sales and order lead times. Receivable levels are a result of the timing of recent months' sales, customer payment terms, and collection experience.

The current ratio decreased to 2.7 to 1 at February 1, 2003 compared to 3.2 to 1 at February 2, 2002 as a result of the increase in accounts payable and accrued expenses, partially offset by the increase in cash.

Accounts receivable increased $7 (2%) at February 1, 2003 compared to the prior year as a result of the Gerber acquisition. Excluding Gerber, accounts receivable decreased $15 (5%) from the prior year. Days sales in accounts receivable at February 1, 2003 decreased to 54 days, compared to 59 days at February 2, 2002.

Inventory levels were flat at $363 at February 1, 2003 and February 2, 2002. The impact of the Gerber acquisition was offset by the Company's aggressive management of production commitments and inventory levels in response to market conditions. Excluding Gerber, inventory decreased $46 (13%) from the prior year. Inventory days on hand decreased to approximately 62 days at February 1, 2003 compared to 69 days in the prior year.

Investing Activities. Capital spending was $15 for 2002, $19 for fiscal 2001, and $28 in 2000. Capital spending for the coming year is planned to be in the $28 range. The Company has also completed the acquisitions as described below. In addition to those described, the Company continually evaluates possible acquisition candidates as a part of its ongoing corporate development process. Various potential acquisition candidates are in different stages of this process.

Fiscal 2002. On June 25, 2002 the Company completed its acquisition of Gerber Childrenswear, Inc., (Gerber) for approximately $18 in cash, net of cash acquired of $51, and 2.3 million shares of the Company's common stock valued at $68. This acquisition has been accounted for using the purchase method of accounting. Gerber's hosiery business is included in the Men's Sportswear Segment, and the children's apparel business is included in the Other Soft Goods Segment.

In connection with the purchase accounting for the Gerber acquisition, the Company is in the process of evaluating the tangible and intangible assets and liabilities acquired. At February 1, 2003, the Company's accounting for the Gerber acquisition was based on preliminary valuation information. In addition, the Company is in the process of evaluating all aspects of the Gerber operations including production facilities, sourcing programs, and product distribution processes. These evaluations may result in adjustments to the purchase accounting including the recorded amount of goodwill.

In April 2002 the Company entered into a transaction with Casual Male Retail Group, Inc. (NASDAQ: CMRG). Pursuant to this transaction the Company acquired an $11, 5% Subordinated Note and signed a seven-year Sourcing Agreement under which Kellwood will produce men's sportswear, activewear and furnishings for the nationwide chain of Casual Male stores.

(Dollars in millions except per share data)

Fiscal 2000. During fiscal 2000 the Company completed four acquisitions: Dorby Frocks, Ltd., Romance du Jour, Academy Broadway, and Group B Clothing Company, including goodwill and other intangible assets of $61.0. The total purchase price included cash payments of $112.6 and the assumption of certain liabilities totaling $23.6. These transactions were accounted for using purchase accounting.

Subsequent event. On February 3, 2003 the Company acquired substantially all the assets of Briggs New York Corp. (Briggs) for approximately $128 in cash and .5 million shares of the Company's common stock valued at $12. This acquisition will be accounted for using the purchase method of accounting. Briggs is a designer and marketer of moderately priced women's apparel. Their results of operations will be included in the Women's Sportswear segment beginning in 2003.

In connection with the purchase accounting for the Briggs acquisition, the Company is in the process of evaluating the tangible and intangible assets and liabilities acquired. These evaluations will take place in 2003 and will impact the valuation of the acquired assets including the recorded amount of goodwill.

Financing Activities. Long-term financings are arranged as necessary to meet the Company's anticipated capital requirements, with the timing, principal amount and terms depending on the prevailing securities markets generally and the market for the Company's debt in particular.

In December 2001 Standard & Poor's (S&P) lowered its ratings on the Company's long-term debt securities to "BBB-". In November 2002 S&P reaffirmed its BBB- rating with a "negative outlook". In March 2002 Moody's Investors Service lowered its rating on the Company's long-term debt securities to "Ba1" with a "stable outlook". Management does not expect these rating changes to have a significant impact on the Company's ability to meet its needs for funding of operations or future acquisitions.

On April 30, 2002 the Company executed a $240 3-year committed, unsecured bank credit facility with Bank of America as lead arranger and other participating banks (the "2002 Facility"). On January 31, 2003 this credit facility was increased to $280. The 2002 Facility can be used for borrowings and/or letters of credit. Borrowings under the 2002 Facility bear interest at a spread of approximately 1.75% over LIBOR. At February 1, 2003 there were no outstanding short-term loans under the facility. Letters of credit outstanding at that date were $99. In conjunction with the execution of the 2002 Facility, the Company cancelled the prior existing $350 bank credit facility. This credit facility had been scheduled to terminate on August 31, 2002.

In January 2000 the Company entered into an interest rate swap agreement with a bank to convert the interest rate on $150 of 7.875% debentures from fixed to variable. In connection with this transaction, the Company also entered into an option agreement, which entitled the bank to cancel this interest rate swap agreement on January 15, 2001. As consideration for these agreements the Company received a payment of $3.3 which was recorded as a deferred option premium at January 31, 2000. The cancellation option was exercised by the bank, and the swap was cancelled in January 2001. These agreements were marked to market during 2000 and thereby reduced interest expense for 2000 by $3.3.

Management believes that the operating, cash and equity position of the Company will continue to provide the capital flexibility necessary to fund future opportunities and to meet existing obligations.

Disclosures Concerning "Off-Balance Sheet" Arrangements

A Singaporean manufacturing joint venture 50% owned by the Company has a $5.3 credit facility. The Company has guaranteed one half of the amount of any borrowing under this facility not otherwise paid when due by the joint venture. $.7 was outstanding under this facility at February 1, 2003.

(Dollars in millions except per share data)

Contractual Obligations and Commercial Commitments

A summary of the Company's long-term obligations at February 1, 2003 is as follows:

	FUTURE PAYMENTS DUE BY PERIOD				
	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS	TOTAL
Long-term debt	$26	$ 9	$ –	$269	$304
Capital lease obligations	1	–	–	–	1
Operating lease obligations	27	40	24	6	97
Minimum royalty obligations	13	16	8	–	37
Deferred compensation	–	–	–	16	16
Unfunded pension obligations:					
Defined benefit plans	–	–	–	11	11
Multiemployer plans' exit liability	–	–	–	6	6
Total	$67	$65	$32	$308	$472

The timing of payment of the deferred compensation is based on the individual participants' payment elections and the timing of their retirement or termination. There are 120 participants in the deferred compensation plan. The timing of the pension funding obligations associated with the Company's frozen defined benefit pension plans and exit obligations under multiemployer pension plans as discussed in Note 8 is dependent on a number of factors including investment results and other factors that contribute to future pension expense.

The above summary does not include employment contracts or short-term obligations entered into by the Company in the ordinary course of business for purchase of product for resale or for purchase of raw materials to be used in the Company's manufacturing operations. These purchase obligations involve product to be received into inventory over the next one to six months, with the longer periods resulting from the lead times required when using certain foreign manufacturers and suppliers. Outstanding letters of credit of $99 at February 1, 2003 represent a portion of these future purchase obligations.

Pension plan termination:

During 2000 the Company terminated the Kellwood Company Pension Plan. The terminated pension plan generated substantially all of the Net pension (credit), Prepaid pension cost, Projected benefit obligation, and Fair market value of plan assets for 2000 as set forth in Note 8 of the Consolidated Financial Statements. In connection with this termination, the Company amended the plan to freeze benefits under the plan effective August 31, 2000 and to fully vest all current participants. The Plan purchased annuity contracts to fund the benefits of all current retirees and terminated vested participants; and the Plan purchased annuities for or made distributions to all current participants, as directed by the participants. The Company obtained approval from the Internal Revenue Service of the tax aspects of the plan termination.

As a result of this termination, the Company recognized a gain of approximately $4 (net of income and excise taxes) in the quarter ended January 31, 2001. The Company received approximately $41 in excess cash from the plan (after payment of related excise and income taxes) in April 2001. Additionally, the Company pre-funded approximately $33 of 401(k) plan company match contributions for its participating employees from Plan assets.

Share Repurchases:

In November 1999 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.8 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, from December 1999 to February 2000 the Company purchased 2.8 million shares at an average price of $17.35 per share.

(Dollars in millions except per share data)

In March 2000 the Board of Directors authorized the Company to repurchase up to ten percent of the outstanding shares of its Common Stock (up to approximately 2.5 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Pursuant to this authorization, during the period March–October 2000 the Company purchased 2.5 million shares at an average cost of $17.11 per share.

In September 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Any purchases pursuant to this authorization will be financed out of the Company's cash resources. As discussed in Note 7, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization.

MARKET RISK SENSITIVITY AND INFLATION RISKS

Foreign Currency Risk. The Company does not believe that it has significant foreign currency transactional exposures. Almost all of the Company's sales are denominated in U.S. dollars. Most of the Company's purchases are in U.S. dollars, but certain of the Company's production costs in offshore facilities are incurred in local currencies including Hong Kong dollars or Chinese Yuan Renminbi. The impact of a ten percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which the Company does have transactional exposures would be immaterial.

Interest Rate Risk. Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At February 1, 2003, the Company's debt portfolio was composed of approximately 2% variable-rate debt and 98% fixed-rate debt. Kellwood's strategy regarding management of its exposure to interest rate fluctuations did not change significantly during 2002. Management does not expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed the coming year.

Various financial instruments issued by the Company are sensitive to changes in interest rates. Market interest rate changes would result in increases or decreases in the market value of the Company's fixed-rate debt. With respect to the Company's fixed-rate debt outstanding at February 1, 2003, a 10% increase in interest rates would have resulted in approximately a $13 decrease in the market value of Kellwood's fixed-rate debt; a 10% decrease in interest rates would have resulted in approximately a $14 increase in the market value of Kellwood's fixed-rate debt. With respect to the Company's variable-rate debt, a 10% change in interest rates would have had an immaterial impact on the Company's interest expense for 2002, as the Company had no significant borrowings at variable rates during 2002.

Commodity Price Risk. Kellwood is subject to commodity price risk arising from price fluctuations in the market prices of sourced garments and the various raw materials that comprise its manufactured products (synthetic fabrics, woolens, denim, cotton, etc.). The Company is subject to commodity price risk to the extent that any fluctuations in the market prices of its purchased garments and raw materials are not reflected by adjustments in selling prices of its products or if such adjustments significantly trail changes in these costs. Historically, there have been no significant risks due to commodity price fluctuations. Kellwood does not use derivative instruments in the management of these risks.

Inflation Risk. Kellwood's inflation risks are managed by each business unit through selective price increases when possible, productivity improvements, and cost-containment measures. Management does not believe that inflation risk is material to the Company's business or its consolidated financial position, results of operations or cash flows.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY EFFECT FUTURE RESULTS

This Annual Report contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" within the meaning of the Securities Act of 1933, the Securities Exchange Act of 1934, and the Private Securities

Litigation Reform Act of 1995. These forward-looking statements represent the Company's expectations or beliefs concerning future events and are based on various assumptions and subject to a wide variety of risks and uncertainties. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, it cannot and does not give any assurance that such expectations will prove to be correct.

The Company's forward-looking statements are based on certain assumptions, and the Company's operations are subject to various risks and uncertainties. Any one of these factors or any combination of these factors could materially affect the results of the Company's operations and cause actual results to differ materially from the Company's expectations. These factors include but are not limited to:

- changes in the retail environment. With the growing trend towards retail trade consolidation, the Company is increasingly dependent upon key retailers whose bargaining strength and share of the Company's business is growing. Accordingly, the Company faces greater pressure from these customers to provide more favorable trade terms. The Company can be negatively affected by changes in the policies or negotiating positions of its customers. The inability of the Company to develop satisfactory programs and systems to satisfy these customers could adversely affect operating results in any reporting period.
- changes in the relative performance of the Company's business units that could have an adverse impact on the business unit's forecasted cash flows, resulting in goodwill impairment charges.
- changes in trends in the market segments in which the Company competes;
- the performance of the Company's products within the prevailing retail environment;
- customer acceptance of both new designs and newly introduced product lines;
- actions of competitors that may impact the Company's business;
- financial or operational difficulties encountered by customers or suppliers;
- the economic impact of uncontrollable factors, such as terrorism and war;
- disruptions to transportation systems or shipping lanes used by the Company or its suppliers;
- continued satisfactory relationships with licensees and licensors of trademarks and brands;
- the impact of economic changes such as:
  - the overall level of consumer spending for apparel,
  - national and regional economic conditions,
  - inflation or deflation,
  - changes in oil prices, including their impact on fabric prices and/or transportation costs,
  - currency exchange fluctuations, and
  - changes in interest rates and other capital market conditions;
- stable governments and business conditions in the nations where the Company's products are manufactured;
- the scope, nature or impact of acquisition activity; and
- changes in the Company's plans, strategies, objectives, expectations and intentions that may happen at any time at the discretion of the Company.

The reader is also directed to the Company's periodic filings with the Securities and Exchange Commission for additional factors that may impact the Company's results of operations and financial condition.

The words "believe," "expect," "will," "estimate," "project," "forecast," "should," "anticipate" and similar expressions may identify forward-looking statements. Additionally, all statements other than statements of historical facts included in this Annual Report including without limitation, the statements under "Financial Review" and "Outlook," are also forward-looking statements.

Forward-looking statements are not guarantees, as actual results could differ materially from those expressed or implied in forward-looking statements. The Company specifically disclaims any obligation to publicly update, modify, retract or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained herein, the entire contents of the Company's Web site, and all subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

WOMEN'S SPORTSWEAR

Kellwood Womenswear
120 West 45th, 27th Floor
New York, NY 10036
212-354-5700
212-575-7459 Fax

Corporate Vice President and President of Womenswear: Stephen L. Ruzow

Briggs New York
38 Guest Street
Brighton, MA 02135
617-787-7700
617-783-4395 Fax

Chief Executive Officer and President: Richard Rosenberg
Chief Operating Officer: Leon Rosenberg

Key Brands: Briggs™
Product: Women's pants and skirts.

DLG
1407 Broadway, Room 918
New York, NY 10018
212-354-6161
212-354-6179 Fax

President: Jeffry Levy

Key Brands: DLG™
Product: Sportswear.

Halmode Apparel, Inc.
1400 Broadway, 11th Floor
New York, NY 10018
212-564-7800
212-398-6462 Fax

Chief Executive Officer: Jay Diamond
President: Bea Myerson

Key brands: Kathie Lee,®[1] Koret® Lifestyle Dresses, Plaza South,™ M.H.M,® Sag Harbor® Dresses, Sag Harbor® Suits, True Beauty™ by EMME®[2] dresses, Liz Claiborne®[3] suits and dresses
Product: Knit and woven dresses and suits.

IZOD Womenswear
1411 Broadway, Suite 210
New York, NY 10018
212-730-0664
917-464-0865 Fax

President: Suzanne J. Karkus

Key Brands: IZOD®[4] Womenswear
Product: Sportswear.

Kellwood New England
300 Manley Street
Brockton, MA 02303
508-513-3000
508-513-3013 Fax

President: Jeffrey Aschkenes

Key Brands: Burns,®[5] Bill Burns Signature,®[5] David Brooks,® EMME,®[2] True Beauty™ by EMME,®[2] Northern Isles®
Product: Sweaters, knitwear, and sportswear.

Kellwood Western Region
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4122
626-934-4128 Fax

Chairman: Arthur K. Gordon

David Dart
13083 East Temple Avenue
City of Industry, CA 91746
626-934-4133
626-934-4134 Fax

President: David Dartnell

Key Brands: David Dart®
Product: Sportswear, knitwear, sweaters, and dresses.

Democracy
13085 East Temple Avenue
City of Industry, CA 91746
626-934-4100
626-934-5007 Fax

President: Martin Brander

Key Brands: Democracy®
Product: Sportswear, knitwear, and dresses.

E•N•C
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4111
626-934-4112 Fax

President: Penny Aschkenasy

Key Brands: AJ Brandon,™ David Meister,™ Due Date,® Lucy Pereda,™[6] Sangria,™ Studio Ease®
Product: Contemporary day and eveningwear, maternity wear, sportswear, casualwear and dresses.

My Michelle
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4166
626-934-4165 Fax

President: Caren Belair

Key Brands: My Michelle,® Jolt,™ You Babes®
Product: Dresses, sportswear, and denim for juniors and girls.

Vintage Blue
13087 East Temple Avenue
City of Industry, CA 91746
626-934-4144
626-934-4145 Fax

President: Laura Ferraro

Key Brands: Vintage Blue,™ Vintage Studio,™ Index®
Product: Sportswear and related careerwear.

Koret
505 14th Street
Oakland, CA 94612-1406
510-622-7000
510-622-7110 Fax

Chief Executive Officer and President: Fred Smeyne

Key Brands: Koret,® CLC-Cricket Lane Collection,™ Melrose,® Napa Valley®
Product: Sportswear.

Jax CANADA
611 Alexander Street
Vancouver, BC CANADA
V6A 1E1
604-251-8600
604-251-8602 Fax

Chief Executive Officer and President: Mustafa Khan

Key Brands: Jax,® Studio Jax®
Product: Sportswear.

New Campaign, Inc.
635 Madison Avenue, 15th Floor
New York, NY 10022
212-355-7656
212-355-1100 Fax

Chief Executive Officer: Margie Greenlees

Key Brands: Ralph Lauren®[7]
Product: Belts, leather goods, and other accessories.

Sag Harbor
1407 Broadway, Suite 605
New York, NY 10018
212-391-8666
212-730-2040 Fax

Chief Executive Officer:
Martin Brody
President: John R. Henderson

Key Brands: Sag Harbor,® Sag Harbor® Sport
Product: Sportswear.

The Dorby Group
463 Seventh Avenue
New York, NY 10018
212-695-6211
212-279-7318 Fax

Chairman: Richard Golden
Chief Executive Officer:
Richard Silverstein

Dorby
463 Seventh Avenue
New York, NY 10018
212-695-6211
212-279-7318 Fax

President and Chief Operating Officer: Stanley Schwartz

Key Brands: DBY,™ Studio Nights,™ Suits Us™
Product: Dresses and career apparel.

Miss Dorby
1400 Broadway
Room 602
New York, NY 10018
212-730-7420
212-302-7639 Fax

President:
Richard Weissman

Key Brands: Lady Dorby,™ Miss Dorby,™ nine2nine®
Product: Dresses and career apparel.

MEN'S SPORTSWEAR

Kellwood Menswear
120 West 45th, 27th Floor
New York, NY 10036
212-354-5700
212-764-6643 Fax

Corporate Vice President:
Robert C. Skinner, Jr.
President of Menswear:
Paul A. Robb

Product: Sportswear, shirts, jeans, and casual bottoms.

Slates
1350 Sixth Avenue, 16th Floor
New York, NY 10019
212-894-6000
212-664-9770 Fax

Key Brands: Slates® Menswear [8]
Product: Knits, wovens, sweaters, and tops.

Auburn Hosiery
1333 Broadway, Room 700
New York, NY 10018
212-268-5100
212-736-9039 Fax

President: Kevin K. Angliss

Key Brands: Converse,® [9] Wilson® [10]
Product: Women's, men's, youth's and children's athletic socks.

Smart Shirts Ltd.
55 King Yip Street
Kwun Tong, Kowloon
Hong Kong
011-852-279-75111
011-852-234-32715 Fax

Managing Director:
Jesse C.P. Zee

Key Brands: Nautica,® [11] Ron Chereskin,® [12] Claiborne,® [13] Dockers,® [8] dress shirts, and private labels
Product: Dress and sport shirts, pants and shorts.

OTHER SOFT GOODS

American Recreation Products, Inc.
1224 Fern Ridge Parkway,
2nd Floor
Saint Louis, MO 63141
(314) 576-8000
(314) 576-8072 Fax

President:
George J. Grabner, Jr.

Key Brands: Kelty,® Sierra Designs,® Slumberjack,® Wenzel®
Product: Tents, sleeping bags, backpacks, outdoor technical clothing and related camping accessories.

Gerber Childrenswear, Inc.
7005 Pelham Road
Greenville, SC 29615
864-987-5200
864-987-5499 Fax

New York Office
1333 Broadway, Suite 700
New York, NY 10018
212-268-5100
212-268-7364 Fax

Chairman: Robert C. Skinner, Jr.
President: Patrick J. Burns

Key Brands: Gerber,® [14] Onesies,® Baby Looney Tunes,™ [15] Curity,® [16] and Little Suzy's Zoo® [17]
Product: Underwear and layette, sleepwear, bedding, bath, diapers, and bibs.

Kellwood Intimate Apparel
180 Madison Avenue,
11th Floor
New York, NY 10016
212-532-8340
212-889-9792 Fax

Chairman: Robert C. Skinner, Jr.
President: James Mogan

Key Brands: Crowntuft,® Dotti,® Dentelle,® Herbcraft,® Stan Herman,® [18] L.A. Intimates,® True Beauty™ by EMME,® [2] Oscar de la Renta Pink Label,® [19] dug™
Product: Bras, panties, daywear, sleepwear, robes and dusters, swimwear, swimwear cover-ups, men's and boys' loungewear, and performance activewear.

(1) Manufactured under license from Lambchop Productions, Ltd., owner of the trademark Kathie Lee®
(2) Manufactured under license from EMME Associates, Inc., owner of the trademark EMME® and True Beauty™ by EMME®
(3) Liz Claiborne® Suits and Dresses manufactured under license from L.C. Licensing, Inc., owner of the trademark Liz Claiborne®
(4) Manufactured under license from Phillips-Van Heusen Corporation, owner of the trademark IZOD®
(5) Manufactured under license from Bill Burns New York, Inc., owner of the trademark Bill Burns® and Bill Burns Signature®
(6) Lucy Pereda's name, signature, likeness, and artwork are used under license from Lucy Pereda.
(7) Manufactured under license from PRL USA, Inc. and Polo Ralph Lauren Corporation, owner of the trademark Ralph Lauren®
(8) Knit and woven shirts, dress shirts, sweaters and outerwear manufactured under license from Levi Strauss & Co., owner of the trademark Slates® and Dockers®
(9) Manufactured under license from Converse, Inc., owner of the trademark Converse®
(10) Manufactured under license from Wilson Sporting Goods Co., owner of the trademark Wilson®
(11) Dress shirts manufactured under license from Nautica Apparel, Inc., owner of the trademark Nautica®
(12) Dress shirts manufactured under license from Ron Chereskin Studios, Inc., owner of the trademark Ron Chereskin®
(13) Dress shirts manufactured under license from L.C. Licensing, Inc., owner of the trademark Claiborne®
(14) Manufactured under license from Gerber Products Co., owner of the trademark Gerber®
(15) Manufactured under license from Warner Bros. owner of the trademark Baby Looney Tunes™
(16) Manufactured under license from Tyco Healthcare Group, owner of the trademark Curity®
(17) Manufactured under license from Suzy's Zoo, owner of the trademark Little Suzy's Zoo®
(18) Manufactured under license from Stan Herman Designs, owner of the trademark Stan Herman®
(19) Manufactured under license from Oscar de la Renta Ltd., owner of the trademark Oscar de la Renta Pink Label®

BOARD OF DIRECTORS

Raymond F. Bentele [1,3,4]
Retired President, CEO
and former Director
Mallinckrodt, Inc.
St. Louis, Missouri

Martin Bloom [1,2]
Chairman
MBI Associates
Lenox, Massachusetts

Kitty G. Dickerson, Ph.D. [1,3,4]
Professor and Chair,
Department of Textile
and Apparel Management
University of Missouri-Columbia
Columbia, Missouri

Leonard Genovese [2,3]
Director
Roslyn Bancorp, Inc.
Roslyn, New York

Martin J. Granoff
Chairman
Val D'or Inc.
New York, New York

Jerry M. Hunter [4]
Partner
Bryan Cave
St. Louis, Missouri

Larry R. Katzen [1]
Retired Managing Partner
Great Plains Region,
Arthur Andersen
St. Louis, Missouri

Janice E. Page [2]
Director
R.G. Barry Corp.
Columbus, Ohio

Hal J. Upbin [3]
Chairman, President and
Chief Executive Officer
Kellwood Company

OFFICERS

Hal J. Upbin
Chairman, President and
Chief Executive Officer

James C. Jacobsen
Vice Chairman

W. Lee Capps, III
Senior Vice President Finance
and Chief Financial Officer

Thomas H. Pollihan
Senior Vice President,
Secretary and General Counsel

Lawrence E. Hummel
Vice President Finance

Roger D. Joseph
Vice President Treasurer
and Investor Relations

Donald R. Riley
Vice President and
Chief Information Officer

Stephen L. Ruzow
Vice President and
President of Womenswear

Robert C. Skinner, Jr.
Vice President

John A. Turnage
Vice President Compliance
and Quality

Donna B. Weaver
Vice President Corporate
Communications

Committees
[1] Audit Committee
[2] Compensation Committee
[3] Executive Committee
[4] Corporate Governance Committee

SHAREOWNER INFORMATION

ANNUAL MEETING
The Annual Meeting of shareowners will be held at 9 a.m. on Thursday, May 29, 2003, at:
Kellwood Company
600 Kellwood Parkway
Chesterfield, MO 63017

SHAREOWNER INFORMATION
Communication regarding all shareowner records should be directed to the Company's transfer agent and registrar:

American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.amstock.com

Inquiries concerning matters of general interest to shareowners should be sent to Andee Althoff, Legal Assistant, at Kellwood headquarters:
andee_althoff@kellwood.com

DIVIDEND REINVESTMENT PLAN
A dividend reinvestment plan is offered to shareowners as an affordable and convenient way to increase your holdings in Kellwood Company common stock automatically. The plan provides for the automatic reinvestment of your dividends and voluntary cash payments.

For more information on the program, contact:

American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038
(800) 278-4353
www.amstock.com

For more information about Kellwood, the Company can be accessed via the Internet at www.kellwood.com.

ANNUAL AND 10-K REPORTS
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available to shareowners without charge. Your written request should be directed to:

Thomas H. Pollihan
Senior Vice President,
Secretary and General Counsel
Kellwood Company
P.O. Box 14374
St. Louis, Missouri 63178
tom_pollihan@kellwood.com

Additional copies of the annual report to shareowners are available by contacting the Corporate Communications department at the above address or at the following e-mail address:
corp_communications
@kellwood.com

STOCK DATA
The common stock of Kellwood Company is traded on the New York Stock Exchange under the trading symbol of KWD.

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
800 Market Street
St. Louis, Missouri 63101

DESIGN: PROWOLFE PARTNERS



KELLWOOD

KELLWOOD COMPANY
600 KELLWOOD PARKWAY
CHESTERFIELD, MISSOURI 63017
314-576-3100
WWW.KELLWOOD.COM